UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2012 AND 2011

Address:     No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of June 30, 2012 and 2011, the related consolidated statements of income, changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2012 and 2011.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  As described in Note 4(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the financial statements as of June 30, 2012 and 2011 of the investees, which were audited by the other independent auditors.  Our opinion, insofar as it related to the investment income amounted to NT$51 million and NT$174 million, which represented 1.12% and 2.14% of the consolidated income from continuing operations before income tax for the six-month periods ended June 30, 2012 and 2011, respectively, and the related long-term investment balances of NT$4,450 million and NT$4,835 million, which represented 1.49% and 1.63% of the total consolidated assets as of June 30, 2012 and 2011, respectively, are based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of June 30, 2012 and 2011,  and the consolidated results of their operations and their cash flows for the six-month periods ended June 30, 2012 and 2011, in conformity with requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As described in Note 3 to the consolidated financial statements, effective from January 1, 2011, the Company has adopted the third revision of the Statement of Financial Accounting Standards No. 34, “ Financial Instruments: Recognition and Measurement”, and the newly issued Statement of Financial Accounting Standards No. 41, “Operating Segments” of the Republic of China.

ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

August 21, 2012

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2012 and 2011
(Expressed in Thousands of New Taiwan Dollars)

		As of June 30,				As of June 30,
Assets	Notes	2012	2011	Liabilities and Stockholders' Equity	Notes	2012	2011
Current assets				Current liabilities
Cash and cash equivalents	2, 4(1)	$48,937,108	$60,701,296	Short-term loans	4(12)	$6,339,366	$6,042,044
Financial assets at fair value through profit or loss, current	2, 4(2)	704,388	883,083	Financial liabilities at fair value through profit or loss, current	2, 4(13)	724,298	1,783,975
Available-for-sale financial assets, current	2, 4(5)	5,383,704	6,537,111	Notes and accounts payable		7,756,383	6,626,261
Notes receivable	2, 3	1,393	194,518	Income tax payable	2	781,654	973,912
Accounts receivable, net	2, 3, 4(3)	18,438,011	18,620,439	Accrued expenses	2, 4(20)	11,534,196	11,267,784
Accounts receivable-related parties, net	2, 3, 5	235,563	132,584	Cash dividends payable	4(20)	6,316,435	14,033,575
Other receivables	2, 3	894,924	912,186	Payable on equipment		9,519,602	10,654,952
Inventories, net	2, 4(4)	13,723,218	13,807,100	Current portion of long-term liabilities	2, 4(14), 4(15), 6	9,167,328	6,589,757
Prepaid expenses		903,398	932,405	Deferred income tax liabilities, current	2, 4(22)	34,544	30,058
Non-current assets held for sale	2	340,831	-	Other current liabilities		1,080,442	939,071
Deferred income tax assets, current	2, 4(22)	578,653	483,189	Total current liabilities		53,254,248	58,941,389
Restricted assets		19,127	76,575
Total current assets		90,160,318	103,280,486	Long-term liabilities
				Bonds payable	2, 4(14)	22,020,572	13,687,760
Funds and investments				Long-term loans	4(15), 6	10,482,143	5,885,991
Financial assets at fair value through profit or loss, noncurrent	2, 4(2)	124,815	124,136	Total long-term liabilities		32,502,715	19,573,751
Available-for-sale financial assets, noncurrent	2, 4(5), 4(11)	19,118,115	25,038,849
Financial assets measured at cost, noncurrent	2, 4(6), 4(11)	8,767,976	8,321,569	Other liabilities
Long-term investments accounted for under the equity method	2, 4(7), 4(11), 10(5)	11,759,654	9,329,543	Accrued pension liabilities	2, 4(16)	3,265,490	3,264,054
Prepayment for long-term investments		64,623	100,000	Deposits-in		103,762	18,602
Total funds and investments		39,835,183	42,914,097	Deferred income tax liabilities, noncurrent	2, 4(22)	34,951	26,781
				Other liabilities-others		452,522	174,127
Property, plant and equipment	2, 4(8), 6, 7			Total other liabilities		3,856,725	3,483,564
Land		2,176,215	2,255,368	Total liabilities		89,613,688	81,998,704
Buildings		26,494,063	26,166,263
Machinery and equipment		574,792,932	532,762,693	Capital	2, 4(17), 4(18)
Transportation equipment		65,032	69,516	Common stock		129,378,662	129,879,123
Furniture and fixtures		4,486,238	3,722,306	Capital collected in advance		-	882,440
Leasehold improvements		1,745,075	745,155	Additional paid-in capital	2, 4(7), 4(14), 4(18)		-
Total cost		609,759,555	565,721,301	Premiums		43,997,848	44,239,026
Less : Accumulated depreciation		(478,671,355)	(442,658,737)	Treasury stock transactions		2,000,824	391,255
Less : Accumulated impairment		(3,043,330)	(1,717,434)	Change in equities of long-term investments		7,148	-
Add : Construction in progress and prepayments		32,547,247	21,025,446	Employee stock options		371,543	922,651
Property, plant and equipment, net		160,592,117	142,370,576	Stock options		592,622	679,612
				Retained earnings	2, 4(7), 4(20)
Intangible assets				Legal reserve		4,476,570	3,442,856
Trademarks	2	370	168	Unappropriated earnings		17,961,283	18,378,734
Goodwill	2	50,863	295,225	Adjusting items in stockholders' equity	2, 4(5), 4(7), 4(17), 4(19)
Other intangible assets	2, 4(9)	1,649,885	-	Cumulative translation adjustment		(3,629,606)	(6,041,393)
Total intangible assets		1,701,118	295,393	Unrealized gain or loss on financial instruments		15,741,176	21,914,415
				Treasury stock		(4,963,389)	(6,223,357)
Other assets				Total stockholders' equity of parent company		205,934,681	208,465,362
Deferred charges	2	1,551,675	1,299,536
Deferred income tax assets, noncurrent	2, 4(22)	2,362,025	3,231,890	Minority interests		3,829,287	5,516,433
Other assets-others	2, 4(10), 4(11), 6	3,175,220	2,588,521	Total stockholders' equity		209,763,968	213,981,795
Total other assets		7,088,920	7,119,947

Total assets		$299,377,656	$295,980,499	Total liabilities and stockholders' equity		$299,377,656	$295,980,499

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the six-month periods ended June 30, 2012 and 2011
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

For the six-month periods ended June 30,
Notes	2012	2011
Operating revenues	2, 5
Sales revenues	$55,573,263	$62,208,129
Less : Sales returns and discounts	(288,431)	(452,278)
Net Sales	55,284,832	61,755,851
Other operating revenues	1,361,932	1,088,890
Net operating revenues	56,646,764	62,844,741
Operating costs	2, 4(4), 4(16), 4(18), 4(21)
Cost of goods sold	(45,219,477)	(48,102,408)
Other operating costs	(1,009,390)	(665,592)
Operating costs	(46,228,867)	(48,768,000)
Gross profit	10,417,897	14,076,741
Unrealized intercompany profit	2	(89)	(360)
Realized intercompany profit	2	157	360
Gross profit-net	10,417,965	14,076,741
Operating expenses	2, 4(16), 4(18), 4(21)
Sales and marketing expenses	(1,488,274)	(1,367,859)
General and administrative expenses	(1,620,120)	(1,703,456)
Research and development expenses	(4,855,214)	(4,632,628)
Subtotal	(7,963,608)	(7,703,943)
Operating income	2,454,357	6,372,798
Non-operating income
Interest revenue	118,003	92,303
Investment gain accounted for under the equity method, net	2, 4(7)	324,591	8,989
Dividend income	39,557	106,436
Gain on disposal of property, plant and equipment	2	11,596	10,764
Gain on disposal of investments	2	1,246,028	1,036,027
Exchange gain, net	2	386,500	222,029
Gain on valuation of financial assets	2, 4(2)	28,214	-
Gain on valuation of financial liabilities	2, 4(13)	1,154	395,343
Other income	285,566	551,234
Subtotal	2,441,209	2,423,125
Non-operating expenses
Interest expense	2, 4(8)	(197,935)	(101,348)
Loss on disposal of property, plant and equipment	2	(8,146)	(8,693)
Financial expenses	(27,758)	(20,620)
Impairment loss	2, 4(11)	(155,823)	(258,534)
Loss on valuation of financial assets	2, 4(2)	-	(244,252)
Other losses	(12,273)	(32,452)
Subtotal	(401,935)	(665,899)
Income from continuing operations before income tax	4,493,631	8,130,024
Income tax expense	2, 4(22)	(706,443)	(823,176)
Net income	$3,787,188	$7,306,848

Attributable to:
Stockholders of the parent	$4,325,187	$7,675,264
Minority interests	(537,999)	(368,416)
Net income	$3,787,188	$7,306,848

Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	2, 4(23)
Net income attributable to stockholders of the parent	$0.40	$0.34	$0.68	$0.61

Earnings per share-diluted (NTD)	2, 4(23)
Net income attributable to stockholders of the parent	$0.38	$0.32	$0.66	$0.59

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the six-month periods ended June 30, 2012 and 2011
(Expressed in Thousands of New Taiwan Dollars)

		Capital		Additional Paid-in Capital	Retained Earnings		Cumulative Translation Adjustment	Unrealized Gain/Loss on Financial Instruments	Treasury Stock		Total
	Notes	Common Stock	Collected in Advance		Legal Reserve	Unappropriated Earnings				Minority Interests
Balance as of January 1, 2011	4(17)	$129,879,123	$-	$45,048,975	$1,064,881	$27,130,678	$(5,279,000)	$27,715,983	$(6,223,357)	$5,798,746	$225,136,029
Appropriation and distribution of 2010 retained earnings	4(20)
Legal reserve		-	-	-	2,377,975	(2,377,975)	-	-	-	-	-
Cash dividends		-	-	-	-	(14,033,575)	-	-	-	-	(14,033,575)
Net income in the first half of 2011		-	-	-	-	7,675,264	-	-	-	(368,416)	7,306,848
Compensation cost of employee stock options	2, 4(18)	-	-	151,752	-	-	-	-	-	-	151,752
Treasury stock sold to employees	2, 4(17), 4(19)	-	-	317,010	-	-	-	-	-	-	317,010
Embedded conversion options derived from convertible bonds	2, 4(14)	-	-	679,612	-	-	-	-	-	-	679,612
Adjustment of funds and investments disposal	2	-	-	-	-	-	(5)	-	-	-	(5)
Adjustment of additional paid-in capital accounted for under the equity method	2, 4(7)	-	-	(103)	-	-	-	-	-	-	(103)
Adjustment of retained earnings accounted for under the equity method	2, 4(7)	-	-	-	-	(15,658)	-	-	-	-	(15,658)
Changes in unrealized loss on available-for-sale financial assets	2, 4(5)	-	-	-	-	-	-	(3,557,710)	-	-	(3,557,710)
Changes in unrealized loss on financial instruments of investees	2	-	-	-	-	-	-	(2,243,858)	-	-	(2,243,858)
Exercise employee stock options	2, 4(17), 4(18)	-	882,440	35,298	-	-	-	-	-	-	917,738
Changes in cumulative translation adjustment	2	-	-	-	-	-	(762,388)	-	-	-	(762,388)
Changes in minority interests		-	-	-	-	-	-	-	-	86,103	86,103
Balance as of June 30, 2011	4(17)	$129,879,123	$882,440	$46,232,544	$3,442,856	$18,378,734	$(6,041,393)	$21,914,415	$(6,223,357)	$5,516,433	$213,981,795

Balance as of January 1, 2012	4(17)	$130,843,416	$1,140	$46,460,665	$3,442,856	$21,056,268	$(2,268,792)	$14,424,891	$(6,223,357)	$4,387,876	$212,124,963
Appropriation and distribution of 2011 retained earnings	4(20)
Legal reserve		-	-	-	1,033,714	(1,033,714)	-	-	-	-	-
Cash dividends		-	-	-	-	(6,316,435)	-	-	-	-	(6,316,435)
Net income in the first half of 2012		-	-	-	-	4,325,187	-	-	-	(537,999)	3,787,188
Treasury stock retired	2, 4(17), 4(19)	(1,579,344)	-	319,376	-	-	-	-	1,259,968	-	-
Compensation cost of employee stock options	2, 4(18)	-	-	55,354	-	-	-	-	-	-	55,354
Treasury stock sold to employees	2, 4(17), 4(19)	-	-	122,904	-	-	-	-	-	-	122,904
Adjustment of funds and investments disposal	2	-	-	-	-	-	(373)	-	-	-	(373)
Adjustment of additional paid-in capital accounted for under the equity method	2, 4(7)	-	-	7,148	-	-	-	-	-	-	7,148
Adjustment of retained earnings accounted for under the equity method	2, 4(7)	-	-	-	-	(70,023)	-	-	-	-	(70,023)
Changes in unrealized gain on available-for-sale financial assets	2, 4(5)	-	-	-	-	-	-	1,165,722	-	-	1,165,722
Changes in unrealized gain on financial instruments of investees	2	-	-	-	-	-	-	150,563	-	-	150,563
Exercise employee stock options	2, 4(17), 4(18)	114,590	(1,140)	4,538	-	-	-	-	-	-	117,988
Changes in cumulative translation adjustment	2	-	-	-	-	-	(1,360,441)	-	-	-	(1,360,441)
Changes in minority interests		-	-	-	-	-	-	-	-	(20,590)	(20,590)
Balance as of June 30, 2012	4(17)	$129,378,662	$-	$46,969,985	$4,476,570	$17,961,283	$(3,629,606)	$15,741,176	$(4,963,389)	$3,829,287	$209,763,968

Note: Directors' remuneration and employee bonus amounted to NT$9 million and NT$1,618 million, respectively, were expensed in 2011.
Directors' remuneration and employee bonus amounted to NT$21 million and NT$2,477 million, respectively, were expensed in 2010.

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2012 and 2011
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2012	2011
Cash flows from operating activities:
Net income attributable to stockholders of the parent	$4,325,187	$7,675,264
Net loss attributable to minority interests	(537,999)	(368,416)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	16,801,644	15,554,508
Amortization	319,667	222,519
Bad debt expenses (reversal)	125,830	(3,177)
Loss (Gain) on decline (recovery) in market value, scrap and obsolescence of inventories	(1,101,954)	654,400
Cash dividends received under the equity method	25,805	236,520
Investment gain accounted for under the equity method	(324,591)	(8,989)
Gain on valuation of financial assets and liabilities	(29,368)	(151,091)
Impairment loss	155,823	258,534
Gain on disposal of investments	(1,246,028)	(1,036,027)
Gain on disposal of property, plant and equipment	(3,450)	(2,071)
Gain on disposal of non-current assets held for sale	-	(1,353)
Amortization of bond discounts	170,836	128,508
Amortization of administrative expenses from syndicated loans	2,303	1,747
Exchange gain on financial assets and liabilities	(58,248)	(8,100)
Exchange gain on long-term liabilities	(78,359)	(75,924)
Exchange gain on capital reduction of long-term investments accounted for under the equity method	(310,703)	-
Exchange gain on disposal of non-current assets held for sale	-	(767)
Amortization of deferred income	(46,763)	(54,033)
Stock-based payment	173,819	460,455
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	-	6,777
Notes receivable and Accounts receivable	(4,293,382)	(88,292)
Other receivables	(42,021)	(95,280)
Inventories	13,362	(1,470,166)
Prepaid expenses	(112,937)	(115,259)
Deferred income tax assets and liabilities	355,870	47,273
Notes and accounts payable	2,783,844	(295,023)
Accrued expenses	1,665,292	(427,210)
Other current liabilities	172,619	61,223
Accrued pension liabilities	1,230	(35,371)
Other liabilities-others	160,184	6,518
Net cash provided by operating activities	19,067,512	21,077,697

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	-	(50,141)
Proceeds from disposal of available-for-sale financial assets	1,525,391	1,414,549
Acquisition of financial assets measured at cost	(792,255)	(1,114,460)
Proceeds from disposal of financial assets measured at cost	514,848	56,523
Acquisition of long-term investments accounted for under the equity method	(247,210)	(922,025)
Proceeds from disposal of long-term investments accounted for under the equity method	90	-
Proceeds from maturity of held-to-maturity financial assets	13,524	-
Prepayment for long-term investments	(29,677)	(100,000)
Proceeds from capital reduction and liquidation of investments	15,093	67,097
Net cash received from acqusition of subsidiaries	-	29,350
Net cash paid for disposal of subsidiaries	(12,711)	(93,668)
Other receivables	(63,546)	-
Acquisition of minority interests	-	(1,128)
Acquisition of property, plant and equipment	(27,728,281)	(28,047,277)
Proceeds from disposal of property, plant and equipment	13,506	22,088
Proceeds from disposal of non-current assets held for sale	-	17,611
Acquisition from disposal of non-current assets held for sale	(313,171)	-
Increase in deferred charges	(405,683)	(194,405)
Acquisition of intangible assets	(762,489)	-
Decrease (increase) in restricted assets	469	(54,421)
Decrease (increase) in other assets-others	(192,748)	16,712
Net cash used in investing activities	(28,464,850)	(28,953,595)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2012 and 2011
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2012	2011
(continued)

Cash flows from financing activities:
Increase (decrease) in short-term loans	$(3,004,510)	$1,937,446
Proceeds from long-term loans	10,313,558	3,224,000
Repayments of long-term loans	(7,822,872)	(3,071,467)
Proceeds from bonds issued	10,000,000	14,423,000
Bond issuance costs	(8,810)	(58,277)
Exercise of employee stock options	117,988	917,738
Proceeds from disposal of treasury stock	3,624	8,306
Decrease in deposits-in	(669)	(5,594)
Increase in minority stockholders	14,931	90,306
Net cash provided by financing activities	9,613,240	17,465,458
Effect of exchange rate changes on cash and cash equivalents	(348,922)	(159,369)
Net increase (decrease) in cash and cash equivalents	(133,020)	9,430,191
Cash and cash equivalents at beginning of period	49,070,128	51,271,105
Cash and cash equivalents at end of period	$48,937,108	$60,701,296

Supplemental disclosures of cash flow information:
Cash paid for interest	$181,482	$114,884
Less: Cash paid for capitalized interest	(50,713)	(32,683)
Cash paid for interest excluding capitalized interest	$130,769	$82,201
Cash paid for income tax	$83,773	$1,297,704

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$28,736,034	$26,144,314
Discount on property, plant and equipment	(5,845)	(57,311)
Add: Payable at beginning of period	8,517,694	12,620,481
Less: Effect of disposal of subsidiaries	-	(5,255)
Less: Payable at end of period	(9,519,602)	(10,654,952)
Cash paid for acquiring property, plant and equipment	$27,728,281	$28,047,277

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2012 and 2011

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.   HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The numbers of employees as of June 30, 2012 and 2011 were 16,021 and 16,037, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

General Description of Reporting Entities

a.   Principles of Consolidation

Investees in which UMC, directly or indirectly, holds more than 50% of voting rights are consolidated into UMC’s financial statements. (UMC and the consolidated entities are hereinafter referred to as “the Company”.)

Transactions between consolidated entities are eliminated in the consolidated financial statements.  The difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized, and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. Statement of Financial Accounting Standard (R.O.C. SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method”(R.O.C. SFAS 25), in which goodwill is not subject to amortization.

b.	The consolidated entities are as follows:
	As of June 30, 2012
	Investor	Subsidiary	Business nature	Percentage of ownership (%)
	UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00
	UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Market development	100.00
	UMC	UMC CAPITAL CORP.	Investment holding	100.00
	UMC	GREEN EARTH LIMITED	Investment holding	100.00
	UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00
	UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00
	UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00
	UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00
	UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	100.00
	UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16
	FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
	FORTUNE	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Solar power cell manufacturing and sale	8.79
	FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05
	UNITRUTH	TOPCELL	Solar power cell manufacturing and sale	3.80
	UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25
	UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
	UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
	UMC CAPITAL CORP.	ECP VITA PTE. LTD.	Insurance	100.00
	TLC	SOARING CAPITAL CORP.	Investment holding	100.00
	TLC	TOPCELL	Solar power cell manufacturing and sale	8.79
	TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87
	SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC INVESTMENT (SAMOA) LIMITED	UMC (BEIJING) LIMITED	Marketing activities	100.00
NBI	GREEN FIELD (SAMOA) LIMITED	Investment holding	100.00
NBI	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy Technical Services	100.00
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	90.57
NBI	UNISTARS CORP. (UNISTARS)	High brightness LED packages	72.83
NBI	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs Foundry service	72.16
NBI	TOPCELL	Solar power cell manufacturing and sale	48.54
WAVETEK	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00
EVERRICH	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	100.00
TERA ENERGY	TERA ENERGY USA INC.	Solar project	100.00
GREEN FIELD (SAMOA) LIMITED	NEW BUSINESS REALTY (SAMOA) LIMITED	Investment holding	100.00
NEXPOWER	NEWENERGY HOLDING LIMITED	Investment holding	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00
NEWENERGY HOLDING LIMITED	FUTUREPOWER HOLDING LIMITED	Investment holding	100.00
FUTUREPOWER HOLDING LIMITED	NEXPOWER (SHANDONG) ENERGY CO., LTD.	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	100.00
NPT HOLDING LIMITED	NLL HOLDING LIMITED	Investment holding	100.00

As of June 30, 2011
Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	TLC	New business investment	100.00
UMC	NBI	Investment holding	100.00
UMC	ALPHA WISDOM LIMITED (AWL) (NOTE A)	Investment holding	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	100.00
UMC	UMCJ	Sales and manufacturing of integrated circuits	100.00
UMC	NEXPOWER	Sales and manufacturing of solar power batteries	44.16
FORTUNE	UNITRUTH	Investment holding	100.00
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
NBI	GREEN FIELD (SAMOA) LIMITED	Investment holding	100.00
NBI	WAVETEK	GaAs Foundry service	99.79
NBI	EVERRICH	Solar engineering integrated design services	91.57
NBI	UNISTARS	High brightness LED packages	65.63
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (NOTE B)	LED lighting manufacturing and sale	55.25
NBI	TOPCELL	Solar power cell manufacturing and sale	51.49

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED (NOTE B)	Investment holding	100.00
UNITED LIGHTING	POWER LIGHT INVESTMENTS LIMITED (POWER LIGHT (SAMOA)) (NOTE B)	Investment holding	100.00
TOPCELL	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00
POWER LIGHT (SAMOA)	BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI (NOTE B)	LED lighting manufacturing and sale	100.00
EVERRICH	EVERRICH-HK	Investment holding	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
GREEN FIELD (SAMOA) LIMITED	NEW BUSINESS REALTY (SAMOA) LIMITED	Investment holding	100.00
NEXPOWER	JENENERGY SYSTEM CORPORATION (JENENERGY)	Energy Technology Service	66.67
NEXPOWER	NEWENERGY HOLDING LIMITED	Investment holding	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00
NEXPOWER	NLL HOLDING LIMITED	Investment holding	100.00
JENENERGY	SMART ENERGY	Investment holding	100.00
NEWENERGY HOLDING LIMITED	FUTUREPOWER HOLDING LIMITED	Investment holding	100.00
FUTUREPOWER HOLDING LIMITED	NEXPOWER (SHANDONG) ENERGY CO., LTD.	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Design of photovoltaic system and consulting services related to photovoltaic technology, etc.	100.00

Note A:  On March  25, 2011, AWL filed for liquidation through a decision at its stockholders’ meeting.  The liquidation of AWL was accounted for as an organization restructuring.  As such, the Company continued accounting for AWL as a consolidated subsidiary until the liquidation was completed on August 30, 2011.

Note B:  On June 19, 2012, UNITED LIGHTING has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day, and UNITED LIGHTING is not included as a consolidated subsidiary as of June 30, 2012.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported periods.  The actual results may differ from those estimates.

Foreign Currency Transactions

Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates.  Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the consolidated statements of income.  Translation gains or losses from investments in foreign entities are recognized as a cumulative translation adjustment in consolidated stockholders’ equity.

Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the consolidated statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the consolidated statements of income.  Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to a cumulative translation adjustment in consolidated stockholders’ equity.  Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries and UMC’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates at the balance sheet date for asset and liability accounts and weighted average exchange rates for profit and loss accounts.  The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in consolidated stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less and re-purchase agreements.

Financial Assets and Financial Liabilities

In accordance with R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS 34) and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, financial assets measured at cost, or available-for-sale financial assets.  Financial liabilities are recorded at fair value through profit or loss.

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchase or sell the asset or liability.  Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.

a.   Financial assets and financial liabilities at fair value through profit or loss

Financial assets or liabilities at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated as fair value through profit or loss.

Financial instruments held for short-term sale or repurchase purposes and derivative financial instruments not qualified for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.

If an entity is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the subsequent balance sheet dates, the entire hybrid contract is designated as either a financial asset or liability at fair value through profit or loss.

This category of financial instruments is measured at fair value and changes in fair value are recognized in the consolidated statements of income.  Stock of listed companies, bonds, and closed-end funds are measured at closing prices as of the balance sheet date.  Open-end funds are measured at the unit price of the net assets as of the balance sheet date.  The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants in the industry.

b.   Financial assets measured at cost

Unlisted stock, funds, and other securities without reliable market prices are measured at cost.  When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.

c.   Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables.  Subsequent measurement is calculated at fair value.  Investments in listed companies are measured at closing prices as of the balance sheet date.  Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to consolidated stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to consolidated stockholders’ equity will be recorded in the consolidated statements of income.

The Company recognizes an impairment loss when objective evidence of impairment exists.  Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to consolidated stockholders’ equity.  The impairment loss of a debt security may be reversed and recognized in the consolidated statement of income if the security recovers and the Company concludes the recovery is related to improvements in the factors or events that originally caused the impairment.

Notes, Accounts and Other Receivables

Notes and accounts receivable are amounts owed to a business by a customer as a result of a purchase of goods or services from it on a credit basis.  Other receivables are any receivable not classified in notes and accounts receivable category.  When the notes, accounts and other receivables are initially recognized, the Company measures them at their fair values.  After initial recognition, the notes, accounts and other receivables are measured at amortized cost deducting the impairment using the effective interest method.  Short-term notes, accounts and other receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

The Company first assesses as of balance sheet date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant.  If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually.  For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with similar credit risk characteristics and collectively assess them for impairment.  If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

Inventories

Inventories are accounted for on a perpetual basis.  Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and subsequently adjusted to costs using the weighted-average method at the end of each month.  Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities.  Inventories are valued at the lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Non-current Assets Held for Sale

Non-current assets that are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets and that are highly probable to be sold within one year are classified as non-current assets held for sale.  A held for sale non-current asset is measured at the lower of its carrying amount or fair value less costs to sell and is recorded separately on the balance sheet.  No further amortization or depreciation will be recorded once an asset is classified as held for sale.

Impairment losses of non-current assets held for sale are recognized for the excess of the carrying amounts over fair values less costs to sell and reported as losses in the current period.  A gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the total amount of the accumulated impairment loss and the amount allowed to be reversed in accordance with the R.O.C. SFAS No. 35, “Impairment of Assets” (R.O.C. SFAS 35).

Long-term Investments Accounted for Under the Equity Method (including interests in Joint Ventures)

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method.  The difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date is amortized and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. SFAS 25, in which goodwill is not subject to amortization.

Investment in jointly controlled entity is accounted for under the equity method.

When an equity investee offsets its accumulated deficit with its additional paid-in capital, the Company would debit additional paid-in capital and credit retained earnings in proportionate to its existing equity ownership to the extent that credit is available on the additional paid-in capital.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.

If the balance of the additional paid-in capital is less than the amount needed, the excess would be charged to retained earnings.

Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage at the end of the period until realized through transactions with third parties.  Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.

Unrealized intercompany gains and losses due to sales from equity method investees to the Company are eliminated in proportion to the Company’s weighted-average ownership percentage of the investee until realized through transactions with third parties.

Unrealized intercompany gains and losses arising from transactions between two equity method investees are eliminated in proportion to the Company’s multiplied weighted-average ownership percentage with the investees until realized through transactions with third parties.  Those intercompany gains and losses arising from transactions between two majority-owned subsidiaries are eliminated in proportion to the Company’s weighted-average ownership percentage in the subsidiary that incurred the gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is recognized as impairment loss in the current period.

The total value of an investment and advances after recognition of the investment losses cannot be negative.  If the Company has the positive intention to continue to support the investees, or the losses of investees are only temporary, the Company will continue to recognize investment losses with its proportionate share.  If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to liabilities on the consolidated balance sheet.

The Company ceases to use the equity method upon a loss of ability to exercise significant influence over an investee.  In accordance with R.O.C. SFAS 34, the carrying value of the investment upon the loss of significant influence remains as the carrying value of the investment.  Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as a gain or loss on disposal of investments.  Cash dividends received during the year of change are applied as a reduction of the carrying amount of the investment.  Dividends received in subsequent years are recorded in accordance with R.O.C. SFAS No. 32, “Accounting for Revenue Recognition.”

Gain or loss on disposal of long-term investments is based on the difference between selling price and book value of investments sold.  Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments.

Property, Plant and Equipment

Property, plant and equipment are stated at cost.  Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.  Maintenance and repairs are charged to expense as incurred.  Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives.  Upon disposal of property, plant and equipment, the original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense.  Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses.

Depreciation is recognized on a straight-line basis using the estimated economic life of the assets:

Buildings	3～55 years
Machinery and equipment	2~8 years
Transportation equipment	4～7 years
Furniture and fixtures	2～20 years
Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter

Intangible Assets

a.   Trademarks are stated at cost and amortized over 10 years on a straight-line basis.

b.   Goodwill generated from business combinations is not subject to amortization. After initial recognition, goodwill shall be carried at cost less any accumulated impairment losses.  Whenever impairment indicators exist or at least annually, the Company completes the goodwill impairment test to determine whether goodwill is impaired. Goodwill impairment shall not be reversed once recognized.

c.   Other intangible assets are mainly the technology license fee and land-use right which are stated at cost.  The Company completes the impairment test for technology license fee at least annually before expected benefits are consume by the Company.  When expected benefits of technology license fee can be consumed by the Company, the technology license fee is amortized over estimated economic life on a straight-line basis and land-use right is amortized over 50 years on a straight-line basis.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows:

Intellectual property license fees	The shorter of contract term or estimated economic life of the related technology
Software	1~6 years

Bonds

Transaction costs related to the issuance of the bonds were allocated to liability and equity components of bonds in proportion to the allocation of the proceeds.  For subsequent measurement of the liability components, the host contract is accounted for at amortized cost using the effective interest method.  If the difference between the straight-line method and the effective interest method is immaterial, the bond discount may be amortized using the straight-line method and recorded as interest expense.  Any embedded derivative instruments that are considered liability components and not clearly and closely related to the host debt instrument are measured at fair value and changes in fair value are recognized as a gain or loss on the valuation of the financial liability.  The equity component is measured as the residual amount after deducting the fair value of the liability component at date of issuance from the proceeds received and is not subsequently remeasured.

In accordance with R.O.C. SFAS 34, since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds are bifurcated and accounted as financial liabilities at fair value through profit or loss.

When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

In accordance with R.O.C. SFAS 34, since the economic and risk characteristics of the embedded call or put option are clearly and closely related to the host contract, the derivative financial instruments embedded in convertible bonds were not recognized separately.

If the convertible bondholders exercise their conversion right before maturity, the Company shall adjust the carrying amount of the liability component.  The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital - premiums.  No gain or loss is recognized upon bond conversion.

Both the host contract and bifurcated embedded derivative financial instrument in exchangeable bonds are classified as current liabilities if the bondholders have the right to demand settlement of the bonds within 12 months of the bonds become exchangeable.  In addition, the liability component of convertible bonds is classified as a current liability within 12 months of the date the bondholders may exercise the put right.  After the put right expires, the liability component of the convertible bonds should be reclassified as a long-term liability if it meets the definition of a long-term liability in all other respects.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee.  Fund assets are deposited under the committee’s name in the Bank of Taiwan and hence, not associated with the Company.  Therefore, fund assets are not to be included in the Company’s financial statements.  Pension benefits for employees of the Branch and overseas subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005.  Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law.  Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

The accounting for UMC’s pension liability is computed in accordance with R.O.C. SFAS No.18, “Accounting for Pension”.  Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation.  Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration.  UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Share-Based Payment

The Company used the intrinsic value method to recognize compensation cost for its employee stock options issued between January 1, 2004 and December 31, 2007, in accordance with Accounting Research and Development Foundation (ARDF) Interpretation Nos. 92-070~072.  For options granted on or after January 1, 2008, the Company recognizes compensation cost using the fair value method in accordance with R.O.C. SFAS No. 39 “Accounting for Share-Based Payment.” (R.O.C. SFAS 39)

Employee Bonus and Remunerations Paid to Directors and Supervisors

Employee bonus and remunerations paid to directors and supervisors are charged to expense at fair value and are no longer accounted for as an appropriation of retained earnings.

Treasury Stock

In accordance with R.O.C. SFAS No. 30, “Accounting for Treasury Stock”, treasury stock held by the Company is accounted for under the cost method.  The cost of treasury stock is shown as a deduction to consolidated stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital.  The Company’s stock held by its subsidiaries is also treated as treasury stock.  Cash dividends received by subsidiaries from UMC are recorded as additional paid-in capital - treasury stock transactions.

For treasury stock sold to employees, the Company recognizes compensation cost in accordance with R.O.C. SFAS 39 and ARDF Interpretation No. 96-266 “Accounting for Treasury Stock Purchased by Employees” and ARDF Interpretation No. 98-111 “Determining the Grant Date of Share-Based Payment”.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, the seller’s price to the buyer is fixed or determinable and collectability is reasonably assured.  Most of the Company’s sales transactions have shipping terms of Free Carrier (FCA), by which title and the risk of loss or damage for the shipment are transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated based on history of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectability.  Such allowances are recorded in the same period in which sales are made.

Research and Development Expenditures

Research and development expenditures are charged to expenses as incurred.

Capital Expenditure versus Operating Expenditure

Expenditures are capitalized when it is probable that the Company will receive future economic benefits associated with the expenditures.

Income Tax

The Company adopted R.O.C. SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax allocation.  The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits.  A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, its classification is based on the expected reversal date of the temporary difference.

According to the R.O.C. SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditures, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006.  Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the R.O.C. Income Tax Act is below the minimum amount as prescribed by the IBTA.  The IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations.  The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to R.O.C. SFAS No. 24, “Earnings Per Share”.  Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the current reporting period.  Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents.  The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock bonus issues that are approved in the stockholders’ meetings prior to 2008.

Asset Impairment

Pursuant to the R.O.C. SFAS 35, the Company assesses indicators of impairment for all its assets within the scope of the standard at each balance sheet date.  If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable.  The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use.  For previously recognized losses, the Company assesses at the balance sheet date if any indication that the impairment loss no longer exists or may have diminished.  If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated.  If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, it results in an impairment loss.  The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts.  The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.

Impairment losses and reversals are classified as non-operating expenses and income, respectively.

Operating Segment Information

An operating segment is a component  of an entity that has the following characteristics:

a.   Engaging in business activities from which it may earn revenues and incur expenses;

b.   Whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c.   For which discrete financial information is available.

3.   ACCOUNTING CHANGES

Notes, Accounts and Other Receivables

Effective January 1, 2011, the Company adopted the third revised R.O.C. SFAS 34.  This change in accounting principles had no significant effect on consolidated net income or consolidated earnings per share for the six-month period ended June 30, 2011.

Operating Segment Information

Effective January  1, 2011, the Company adopted R.O.C. SFAS No. 41, “Operating Segments” (R.O.C. SFAS 41), to present operating segment information.  The newly issued R.O.C. SFAS 41 replaced R.O.C. SFAS No. 20, “Segment Reporting”, and the comparative operating segment information has been presented accordingly.  This change in accounting principles had no effect on consolidated net income or consolidated earnings per share for the six-month period ended June 30, 2011.

4.   CONTENTS OF SIGNIFICANT ACCOUNTS

(1)  CASH AND CASH EQUIVALENTS

	As of June 30,
	2012	2011
Cash
Cash on hand	$3,723	$4,306
Checking and savings accounts	10,807,735	16,926,051
Time deposits	30,501,175	36,844,626
Subtotal	41,312,633	53,774,983

Cash equivalents	7,624,475	6,926,313
Total	$48,937,108	$60,701,296

(2)  FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of June 30,
	2012	2011
Current
Listed stocks	$211,855	$375,743
Corporate bonds	492,533	492,976
Forward contracts	-	14,364
Subtotal	704,388	883,083
Noncurrent
Preferred stocks	28,615	49,292
Convertible bonds	96,200	74,844
Subtotal	124,815	124,136
Total	$829,203	$1,007,219

During the six-month periods ended June 30, 2012 and 2011, net gains (losses) arising from the changes in fair value of financial assets at fair value through profit or loss were a gain of NT$14 million and a loss of NT$196 million, respectively.

(3)  ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2012	2011
Accounts receivable	$19,480,657	$19,105,173
Less: Allowance for sales returns and discounts	(253,622)	(410,897)
Less: Allowance for doubtful accounts	(789,024)	(73,837)
Net	$18,438,011	$18,620,439

(4)  INVENTORIES, NET

	As of June 30,
	2012	2011
Raw materials	$2,411,562	$2,746,298
Supplies and spare parts	2,271,508	2,392,545
Work in process	8,405,127	7,613,292
Finished goods	2,392,039	2,996,580
Total	15,480,236	15,748,715
Less: Allowance for loss on decline in market value and obsolescence	(1,757,018)	(1,941,615)
Net	$13,723,218	$13,807,100

a.   The circumstances that caused the net realizable value of inventory to be lower than its cost no longer exist.  As a result, the Company recognized a reversal gain of NT$1,165 million as a reduction of the cost of goods sold for the six-month period ended June 30, 2012.  The Company recognized a loss of NT$400 million as a result of the net realizable value of inventory being lower than its cost, and the loss was included in the cost of goods sold for the six-month period ended June 30, 2011.

b.   Inventories were not pledged.

(5)  AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of June 30,

2012

2011

Current

Common stocks	$5,383,704	$6,537,111

Noncurrent

Common stocks	19,069,177	24,688,565
Depositary receipts	18,745	306,577
Funds	30,193	43,707
Subtotal	19,118,115	25,038,849
Total	$24,501,819	$31,575,960

During the six-month periods ended June 30, 2012 and 2011, the net unrealized gains (losses) adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were a gain of NT$2,479 million and a loss of NT$4,344 million, respectively.  Additionally, the Company recognized gains of NT$1,270 million and NT$894 million due to the disposal of available-for-sale assets during the six-month periods ended June 30, 2012 and 2011, respectively.

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent.  Therefore, UMC reclassified the exchangeable shares to current assets.

(6)  FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

As of June 30,

2012

2011

Common stocks	$6,407,609	$6,068,032
Preferred stocks	1,925,521	1,810,844
Funds	434,846	418,256
Convertible bonds	-	24,437
Total	$8,767,976	$8,321,569

The Company acquired 4.6 million shares of FIRST INTERNATIONAL TELECOM CORP. (FIRST INTERNATIONAL TELECOM) through private placement in March 2008, 4 million shares of E-ONE MOLI ENERGY CORP. (E-ONE) through private placement in June 2009 and 2 million shares of A-DATA TECHNOLOGY CO., LTD. (A-DATA) through private placement in September 2009.  In addition, 500 units of convertible bonds acquired through private placement in September, 2009 were converted to 2.4 million common shares of TOPOINT TECHNOLOGY CO., LTD. (TOPOINT) in September, 2010.  The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of FIRST INTERNATIONAL TELECOM was removed on April 25, 2011, and the restriction of E-ONE, A-DATA and TOPOINT will be removed on August 31, 2012, September 30, 2012 and September 23, 2012, respectively.

(7)  LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.   Details of long-term investments accounted for under the equity method are as follows：

As of June 30,

2012

2011

Investee Companies

Amount

Percentage of Ownership or Voting Rights

Amount

Percentage of Ownership or Voting Rights

Listed companies
CRYSTALWISE TECHNOLOGY INC.	$88,832	4.21	$-	-
(CRYSTALWISE) (Note A)
Unlisted companies
ASEPOWER 1 S.R.L. (Note B)	-	75.00	-	-
MOS ART PACK CORP. (MAP) (Note C)	238,373	72.98	238,373	72.98
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (Note D)	39,283	55.25	-	-
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	714,555	50.00	665,962	50.00
WINAICO SOLAR PROJEKT 1 GMBH (Note B)	45,563	50.00	-	-
LIST EARN ENTERPRISE INC.	9,825	49.00	8,822	49.00
ALLIANCE OPTOTEK CORP.	64,421	47.99	151,079	48.43
MTIC HOLDINGS PTE. LTD.	210,099	46.49	237,567	46.49
ACHIEVE MADE INTERNATIONAL LTD.	83,891	45.66	70,808	44.06
YUNG LI INVESTMENTS, INC.	210,523	45.16	217,457	45.16
UNITED LED CORPORATION HONG KONG LIMITED	494,385	45.00	618,360	45.00
MEGA MISSION LIMITED PARTNERSHIP	1,356,958	45.00	1,699,751	45.00
UNITECH CAPITAL INC.	702,236	42.00	726,333	42.00
LTI REENERGY CO., LTD. (LTI) (Note B)	2,325	40.00	-	-
HSUN CHIEH INVESTMENT CO., LTD.	2,889,609	36.49	3,211,710	36.49
UC FUND II	42,227	35.45	52,100	35.45
BEST ELITE INTERNATIONAL LIMITED (Note E、F)	3,503,620	35.03	-	-

As of June 30,

2012

2011

Investee Companies

Amount

Percentage of Ownership or Voting Rights

Amount

Percentage of Ownership or Voting Rights

EXOJET TECHNOLOGY CORP.	$102,197	33.10	$99,681	34.32
SOLAR GATE TECHNOLOGY CO., LTD.	24,763	32.73	113,614	32.73
CTC CAPITAL PARTNERS I, L. P.	125,987	31.40	119,766	31.40
UNIMICRON HOLDING LIMITED	647,560	21.93	559,720	21.93
HIGH POWER LIGHTING CORP.	10,807	20.24	31,527	22.29
DAIWA QUANTUM CAPITAL PARTNERS I, L. P. (Note G)	59,463	12.50	56,931	12.50
TRANSLINK CAPITAL PARTNERS I L. P. (Note G)	92,152	10.38	92,837	10.38
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	-	-	4,704	49.00
AEVOE INTERNATIONAL LTD.	-	-	140,880	43.77
WALTOP INTERNATIONAL CORP.	-	-	201,134	42.32
ANOTO TAIWAN CORP.	-	-	3,528	24.12
TRANSLINK CAPITAL PARTNERS II L. P. (Note G)	-	-	6,899	4.77
Subtotal	11,670,822		9,329,543
Total	$11,759,654		$9,329,543

Note A:  The Company acquired 2.7 million shares of CRYSTALWISE through private placement in August 2010.  The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of CRYSTALWISE will be removed on September 23, 2013.  The Company determined it should apply the equity method to CRYSTALWISE because it was considered to have the significant influence according to Statements of Financial Accounting Standards through common Chairman of the Board.

Note B:  The Company uses the equity method to account for its investment in ASEPOWER 1 S.R.L., SHANDONG HUAHONG, WINAICO SOLAR PROJEKT 1 GMBH and LTI, which are jointly controlled entities.

Note C:  On March 10, 2011, MAP has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of June 30, 2012.

Note D: On June 19, 2012, UNITED LIGHTING has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of June 30, 2012.

Note E:  Not until March 2005 did the Company receive an offer of approximately 106 million ordinary shares from Best Elite International Limited (Best Elite), the holding company of HeJian Technology Corp. (HeJian). The offered shares represented approximately 50% of Best Elite’s outstanding ordinary shares and approximately 15% of the total outstanding shares of Best Elite.  The Company filed an inquiry with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance with respect to the offer.  Subsequent to Best Elite Board approval, the offered ordinary shares were placed in a trust while the Company awaited the Investment Commission’s guidance.  While in trust, the Company could not receive ownership (nor any potential stock dividend or cash dividend distributed) and is not the beneficiary thereof unless Company received approval from the Investment Commission.  In the event that any stock dividend or cash dividend was distributed, the Company’s potential stake in Best Elite would have accumulated accordingly.

  No response from the Investment Commission of the Ministry of Economic Affairs was received on the Company’s inquiry for many years.  In June 2011, the Company filed an application for the acquisition of the aforementioned donated Best Elite shares as well as for an additional purchase of Series B and B-1 preferred shares (Note F). Thereafter, on November 1, 2011, the Company received the approval letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530). With such an approval, the Company was able to formally accept the ordinary shares, which have been held in trust since 2006.  Based on the approval letter from the Investment Commission of the Ministry of Economic Affairs, which designated the ordinary shares offered by Best Elite as a donation, the Company recognized the said shares at their fair value of USD 23 million on the day of transfer, December 12, 2011, as a long term investment accounted for under the equity method with a corresponding gain recorded in other income.

Note F:  On March 16, 2011, in order to achieve its global market objectives, the Company’s Board of Directors approved an offer to the stockholders of Best Elite to purchase up to 30% of the preferred shares of Best Elite.  In June 2011, the Company filed an application on the 15.34% donated shares (in trust as described above) as well as 20.41% of the preferred shares of Best Elite based on the said shareholders’ offering.

Such purchase of 20.41% of the preferred shares of Best Elite was approved on November 1, 2011 in the same letter from the Investment Commission of the Ministry of Economic Affairs (Ref. No. Jing-Shen-Er-Zi-10000274530) granting approval for the Company’s ownership of Best Elite ordinary shares placed in trust.  Pursuant to such approval, the Company acquired by way of purchase at fair value Series B and B-1 preferred shares representing 19.56% of Best Elite’s total outstanding shares on December 12, 2011 and the Company thereby increased its cumulative ownership in Best Elite to 34.90%.  The Company accounts for its investment as a long term investment under the equity method in accordance with R.O.C. SFAS No.5, “Long-term investments under equity method”.

Note G: The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists in R.O.C., and therefore, the Company uses the equity method to account for these investees.

b.   The change of investees’ equity was charged to the Company’s equity.  For the six-month periods ended June 30, 2012 and 2011, the changes charged to additional paid-in capital were an increase of NT$7 million and a decrease of NT$0.1 million, respectively, and the changes charged to retained earnings were decreases of NT$70 million and NT$16 million, respectively.

c.   Total gains arising from investments accounted for under the equity method were NT$325 million and NT$9 million for the six-month periods ended June 30, 2012 and 2011, respectively.  Investment income amounted to NT$51 million and NT$174 million for the six-month periods ended June 30, 2012 and 2011, respectively, and the related long-term investment balances of NT$4,450 million and NT$4,835 million as of June 30, 2012 and 2011, respectively, were determined based on the investees’ financial statements audited by the other independent auditors.

d.   The long-term equity investments were not pledged.

(8)  PROPERTY, PLANT AND EQUIPMENT

	As of June 30, 2012
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$2,176,215	$-	$(280,570)	$1,895,645
Buildings	26,494,063	(12,059,063)	(1,020,928)	13,414,072
Machinery and equipment	574,792,932	(462,876,566)	(1,728,518)	110,187,848
Transportation equipment	65,032	(53,346)	-	11,686
Furniture and fixtures	4,486,238	(3,345,222)	(13,314)	1,127,702
Leasehold improvement	1,745,075	(337,158)	-	1,407,917
Construction in progress and prepayments	32,547,247	-	-	32,547,247
Total	$642,306,802	$(478,671,355)	$(3,043,330)	$160,592,117

	As of June 30, 2011
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$2,255,368	$-	$(266,905)	$1,988,463
Buildings	26,166,263	(10,876,294)	(971,337)	14,318,632
Machinery and equipment	532,762,693	(428,543,453)	(469,798)	103,749,442
Transportation equipment	69,516	(55,820)	-	13,696
Furniture and fixtures	3,722,306	(3,050,665)	(9,394)	662,247
Leasehold improvement	745,155	(132,505)	-	612,650
Construction in progress and prepayments	21,025,446	-	-	21,025,446
Total	$586,746,747	$(442,658,737)	$(1,717,434)	$142,370,576

a.   Total interest expense before capitalization amounted to NT$347 million and NT$234 million for the six-month periods ended June 30, 2012 and 2011, respectively.

Details of capitalized interest are as follows:

	For the six-month periods ended June 30,
	2012	2011
Land	$143	$-
Buildings	759	1
Machinery and equipment	147,686	131,190
Furniture and fixtures	12	1,651
Others	13	60
Total interest capitalized	$148,613	$132,902

Interest rates applied	0.17%~2.29%	1.02%~2.80%

b.   Please refer to Note 6 for property, plant and equipment pledged as collateral.

(9)  OTHER INTANGIBLE ASSETS

	For the six-month period ended June 30, 2012
	Beginning Balance	Increase	Decrease	Ending Balance
Cost
Technology license fee	$-	$1,344,681	$-	$1,344,681
Land-use right and others	301,691	8,686	-	310,377
Subtotal	301,691	1,353,367	-	1,655,058
Accumulated amortization
Technology license fee	-	-	-	-
Land-use right and others	(2,011)	(3,162)	-	(5,173)
Subtotal	(2,011)	(3,162)	-	(5,173)
Total	$299,680	$1,350,205	$-	$1,649,885

For six-month period ended June 30, 2011：The Company has no other intangible assets.

(10)  OTHER ASSETS－OTHERS

	As of June 30,
	2012	2011
Leased assets	$1,004,390	$1,017,112
Deposits-out	1,542,340	929,287
Long-term prepayment	528,240	535,500
Others	100,250	106,622
Total	$3,175,220	$2,588,521

Please refer to Note 6 for Deposits-out pledged as collateral.

(11)  IMPAIRMENT LOSS

	For the six-month periods ended June 30,
	2012	2011
Available-for-sale financial assets, noncurrent	$24,494	$-
Long-term investments accounted for under the equity method	32,108	9,503
Financial assets measured at cost, noncurrent	89,340	249,031
Other assets-others	9,881	-
Total	$155,823	$258,534

After considering objective evidence and the result of the impairment loss testing, the Company recognized impairment losses amounted to NT$156 million and NT$259 million for its available-for-sale financial assets, noncurrent, long-term investments accounted for under the equity method, financial assets measured at cost, noncurrent and other assets-others, respectively, for the six-month periods ended June 30, 2012 and 2011.

(12)  SHORT-TERM LOANS

	As of June 30,
	2012	2011
Unsecured bank loans	$6,339,366	$6,042,044

	For the six-month periods ended June 30,
	2012	2011
Interest rates	0.69%~2.82%	0.54%~2.34%

The Company’s unused short-term lines of credits amounted to NT$17,916 million and NT$16,736 million as of June 30, 2012 and 2011, respectively.

(13)  FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of June 30,
	2012	2011
Derivatives embedded in exchangeable bonds	$724,298	$1,777,909
Forward contracts	-	6,066
Total	$724,298	$1,783,975

During the six-month periods ended June 30, 2012 and 2011, net gains arising from financial liabilities at fair value through profit or loss were NT$17 million and NT$411 million, respectively.

(14)  BONDS PAYABLE

	As of June 30,
	2012	2011
Unsecured exchangeable bonds payable	$6,046,298	$5,811,883
Unsecured convertible bonds payable	12,420,903	14,244,155
Unsecured domestic bonds payable	10,000,000	-
Less: Discounts on bonds payable	(982,796)	(1,331,633)
Total	27,484,405	18,724,405
Less: Current or exchangeable portion	(5,463,833)	(5,036,645)
Net	$22,020,572	$13,687,760

A.  On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$127.2 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange:

i.    Underlying Securities: Common shares of Unimicron

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD47.1615 per share on June 30, 2012.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

B.  On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$80 million

b.   Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d.   Terms of Exchange

i.    Underlying Securities: Common shares of Novatek

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD96.1487 per share on June 30, 2012.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

C.  On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds. The terms and conditions of the bonds are as follows:

a.   Issue Amount: US$500 million

b.   Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c.   Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the prevailing rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All or any portion of the bonds will be redeemable in at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s common shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d.   Terms of Conversion

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and adjustment: The conversion price was originally USD3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The conversion price is USD3.4713 per ADS on June 30, 2012.

e.   Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with R.O.C. SFAS No. 36 “Financial Instruments: Disclosure and Presentation”, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, excluding issuance costs allocated to additional paid-in capital – stock options amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

D.  In early June, 2012, the Company issued five-year and seven-year domestic unsecured corporate bonds totaling NT$10,000 million, with a face value of NT$1 million per unit.  The five-year domestic unsecured corporate bond was issued in the amount of NT$7,500 million.  Interest will be paid annually at 1.43%, and the principal will be repayable in June 2017 upon maturity.  The seven-year domestic unsecured corporate bond was issued in the amount of NT$2,500 million.  Interest will be paid annually at 1.63%, and the principal will be repayable in June 2019 upon maturity.

E.   Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
2014	$6,046,298
2016	12,420,903
2017 and thereafter	10,000,000
Total	$28,467,201

(15)  LONG-TERM LOANS

a.   Details of long-term loans are as follows:

Lender	As of June 30, 2012	Redemption
Secured Long-Term Loan from Bank of Taiwan (1)	$350,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from Bank of Taiwan (2)	1,437,160	Repayable quarterly from October 13, 2012 to July 13, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (1)	542,500	Repayable semiannually from December 31, 2012 to December 31, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (2)	200,000	Repayable semiannually from December 24, 2012 to June 24, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (3)	200,000	Bullet repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	Bullet repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank	986,352	Repayable quarterly from September 30, 2012 to June 30, 2016 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	2,077,500	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.

Lender	As of June 30, 2012	Redemption
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	$900,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	4,000,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	37,500	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	100,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Unsecured Revolving Loan from China Trust Commercial Bank (Note A)	1,500,000	Settlement due on August 30, 2016 and interest is paid monthly.
Unsecured Revolving Loan from Chang Hwa Commercial Bank (Note B)	1,000,000	Settlement due on December 29, 2016 and interest is paid monthly.
Unsecured Long- Term Loan from Taishin Bank	400,000	Bullet Repayment on August 25, 2013 and interest is paid monthly.
Secured Long- Term Loan from Taiwan Cooperative Bank	60,000	Repayable quarterly from May 25, 2012 to May 25, 2017 and interest is paid monthly.
Subtotal	14,191,012
Less: Administrative expenses from syndicated loans	(5,374)
Less: Current portion	(3,703,495)
Total	$10,482,143

	For the six-month period ended June 30, 2012
Interest Rates	1.24%~2.37%

Lender	As of June 30, 2011	Redemption
Secured Long-Term Loan from Bank of Taiwan	$583,333	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (1)	620,000	Repayable semiannually from June 30, 2012 to December 31, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (2)	200,000	Repayable semiannually from December 24, 2012 to June 24, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (3)	200,000	Bullet Repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank (4)	400,000	Bullet Repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank	944,000	Repayable quarterly from June 30, 2012 to June 30, 2016 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	2,770,000	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	1,200,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (1)	44,250	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank (2)	200,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	87,500	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.

Lender	As of June 30, 2011	Redemption
Unsecured Long-Term Loan from First Commercial Bank (2)	$200,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Subtotal	7,449,083
Less: Administrative expenses from syndicated loans	(9,980)
Less: Current portion	(1,553,112)
Total	$5,885,991

	For the six-month period ended June 30, 2011
Interest Rates	1.14%~2.21%

Note A:  UMC entered into a 5-year loan agreement with China Trust Commercial Bank, effective August 30, 2011.  The agreement offered UMC a revolving line of credit  of NT$2.5 billion starting from the first time use of the loan to the expiry date of the agreement, August 30, 2016.  As of June 30, 2012, the unused line of credit was NT$1 billion.

Note B:  UMC entered into a 5-year loan agreement with Chang Hwa Commercial Bank, effective December 29, 2011.  The agreement offered UMC a revolving line of credit of NT$3 billion starting from the first time use of the loan to the expiry date of the agreement, December 29, 2016.  As of June 30, 2012, the unused line of credit was NT$2 billion.

b.   The long-term loans on June 30, 2012 will be repaid by installments with the last payment on May 25, 2017.  Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
2012 (3rd quarter and thereafter)	$1,657,475
2013	4,433,069
2014	2,955,765
2015	2,205,765
2016	2,931,879
2017 and thereafter	7,059
Total	$14,191,012

c.   Please refer to Note 6 for property, plant and equipment pledged as collateral for long- term loans.

(16)  PENSION PLAN

a.   The Labor  Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005.  Employees eligible for the Labor Standards Law, a defined benefit plan, were offered the options to elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law.  Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.  The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005, and a total of NT$250 million and NT$247 million were contributed by the Company for the six-month periods ended, 2012 and 2011, respectively.  Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the six-month periods ended June 30, 2012 and 2011, the Company made contributions of NT$96 million and NT$81 million, respectively.

b.   The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year.  The total units shall not exceed 45 units.  In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee.  Pension costs amounted to NT$84 million and NT$44 million were recognized for the six-month periods ended June 30, 2012 and 2011, respectively.  The balances of the pension fund deposited at the Bank of Taiwan were NT$1,493 million and NT$1,421 million as of June 30, 2012 and 2011, respectively.

(17)  CAPITAL STOCK

a.   UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of June 30, 2011, each at a par value of NT$10.

b.   UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of June 30, 2011.  The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of June 30, 2011.  One ADS represents five common shares.

c.   Among the employee stock option issued by UMC on June 19, 2009, 88,244 thousand shares were exercised during the six-month period ended June 30, 2011.  The issuance process through the authority had not been completed as of June 30, 2011, and UMC recorded the amount of shares under Capital collected in advance.  The issuance process through the authority was subsequently completed on July 22, 2011.

d.   On March 14, 2012, UMC cancelled 158 million shares of treasury stock, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

e.   UMC had 26,000 million common shares authorized to be issued, and 12,938 million shares were issued as of June 30, 2012, each at a par value of NT$10.

f.    UMC had issued a total of 229 million ADSs, which were traded on the NYSE as of June 30, 2012.  The total number of common shares of UMC represented by all issued ADSs was 1,147 million shares as of June 30, 2012.  One ADS represents five common shares.

g.   Among the employee stock option issued by UMC on June 19, 2009, 11,459 thousand shares were exercised during the six-month period ended June 30, 2012.  The issuance process was completed through the authority as of June 30, 2012.

(18)  EMPLOYEE STOCK OPTIONS

On September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 150 million, 350 million, 500 million and 500 million units, respectively.  Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options will be made through the issuance of new shares by the Company.  The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant.  The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after  2 years from the date of grant.  Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Shares available to option holders (in thousands) (Note)	Exercise price (NTD) (Note)
October 13, 2004	20,200	-	-	$24.28
April 29, 2005	23,460	-	-	$22.37
August 16, 2005	54,350	-	-	$29.47
September 29, 2005	51,990	-	-	$26.89
January 4, 2006	39,290	-	-	$23.17
May 22, 2006	42,058	-	-	$25.19
August 24, 2006	28,140	10,455	7,289	$24.09
December 13, 2007	500,000	349,408	349,408	$18.03
June 19, 2009	300,000	149,606	149,606	$10.40
Total	1,059,488	509,469	506,303

Note: The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate.  Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock.   The exercise price of the options is also adjusted according to capital reduction rate.  Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

a.   A summary of the Company’s stock option plan and related information for the six-month periods ended  June 30, 2012 and 2011 is as follows:

	For the six-month periods ended June 30,
	2012			2011
	Options (in thousands)	Shares available to option holders(in thousands)	Weighted- average Exercise Price per shares (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
Outstanding at beginning of period	560,526	547,724	$16.09	752,700	718,876	$16.05
Exercised	(11,345)	(11,345)	$10.40	(88,244)	(88,244)	$10.40
Forfeited	(8,749)	(8,490)	$16.35	(16,345)	(15,409)	$15.99
Expired	(30,963)	(21,586)	$24.37	(7,520)	(5,242)	$22.37
Outstanding at end of period	509,469	506,303	$15.86	640,591	609,981	$16.82

Exercisable at end of period	435,799	432,786	$16.67	411,308	381,187	$18.71

b.   The information on the Company’s outstanding stock options as of June 30, 2012, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
2005.12.22	$24.09	10,455	7,289	0.15	$24.09	9,950	6,937	$24.09
2007.10.09	$18.03	349,408	349,408	1.45	$18.03	343,087	343,087	$18.03
2009.05.12	$10.40	149,606	149,606	2.97	$10.40	82,762	82,762	$10.40
		509,469	506,303	1.88	$15.86	435,799	432,786	$16.67

c.   The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007.  Compensation costs for these options were NT$0 for the six-month periods ended June 30, 2012 and 2011.  For options granted on or after January 1, 2008, the Company recognized compensation cost of NT$55 million and NT$152 million using the fair value method in accordance with R.O.C. SFAS 39 for the six-month periods ended June 30, 2012 and 2011, respectively.

The Company granted options prior to adopting R.O.C. SFAS 39.  Pro forma information on net income and earnings per share using the fair value method is as follows:

	For the six-month period ended June 30, 2012
	Basic earnings per share	Diluted earnings per share
Net income	$4,325,187	$4,365,753
Earnings per share (NTD)	$0.34	$0.32
Pro forma net income	$4,321,059	$4,361,625
Pro forma earnings per share (NTD)	$0.34	$0.32

	For the six-month period ended June 30, 2011
	Basic earnings per share	Diluted earnings per share
Net income	$7,675,264	$7,684,971
Earnings per share (NTD)	$0.61	$0.59
Pro forma net income	$7,597,081	$7,606,788
Pro forma earnings per share (NTD)	$0.61	$0.59

The fair value of the options outstanding as of June 30, 2012 and 2011 were estimated at the  date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions.  The factors before and after the adoption of R.O.C. SFAS 39 to account for share-based payments were as follows:

Factors	Before	After
Expected dividend yields	1.37%~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~49.10%	40.63%
Risk-free interest rate	1.85%~2.85%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years

(19)  TREASURY STOCK

a.   Changes in treasury stock during the six-month periods ended June 30, 2012 and 2011 are as follows:

For the six-month period ended June 30, 2012

(In thousands of shares)

Purpose	As of January 1, 2012	Increase	Decrease	As of June 30, 2012
For transfer to employees	457,934	-	157,934	300,000

For the six-month period ended June 30, 2011

(In thousands of shares)

Purpose	As of January 1, 2011	Increase	Decrease	As of June 30, 2011
For transfer to employees	457,934	-	-	457,934

b.   According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of June 30, 2012 and 2011, were 1,294 million shares and 1,299 million shares, while the ceiling amount were NT$68,437 million and NT$66,452 million, respectively.

c.   In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

d.   As of June 30, 2012, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$12.90 per share.  The closing price on June 30, 2012 was NT$12.90.

As of June 30, 2011, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$14.25  per share.  The closing price on June 30, 2011 was NT$14.25.

(20)  RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.   Payment of all taxes and dues;

b.   Offset prior years’ operation losses;

c.   Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.   Special capital reserve or reversal in accordance with relevant laws or regulations or as requested by the authorities in charge; (Note)

e.   Set aside 0.1% of the remaining amount after deducting items (a), (b), (c) and (d) as directors’ remuneration; and

f.    After deducting items (a), (b), (c) and (d) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of the UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee stock bonus.

g.   The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning.  The board of directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, must be paid in the form of stock dividends.  Accordingly, at least 20% of the dividends must be paid in the form of cash.

Note: In light of the amendment of the Corporate Governance Best-Practice Principles for TWSE/GTSM Listed Companies on March 31, 2011, UMC’s Articles of Incorporation were revised and revisions approved in the stockholders’ meeting held on June 15, 2011.

According to the regulation of Taiwan SFC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under stockholders’ equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

During the six-month periods ended June 30, 2012 and 2011, the amounts of the employee bonus and remunerations to directors were estimated.  The board of directors estimated the amount by taking into consideration of UMC’s Articles of Incorporation, government regulations and industry average.  Estimated amount of employee bonus and remunerations paid to directors are charged to current income.  If the board modified the estimates significantly in the subsequent periods, UMC will recognize the change as an adjustment to current income.  Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year.  Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of the UMC’s stock one day prior to the approved date.  Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE.

The distributions  of cash dividend, employee bonus and directors’ remuneration for 2011 and 2010 were approved through the stockholders’ meeting held on June 12, 2012 and June 15, 2011, respectively.  The details of distribution are as follows:

	2011	2010
Cash Dividend	NT$0.50 per share	NT$1.12 per share
Employee bonus – Cash (in thousand NTD)	1,618,217	2,476,611
Directors’ remuneration (in thousand NTD)	9,303	21,402

Employee bonus and directors’ remuneration for 2011 and 2010 which were approved through the stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on March 14, 2012 and March 16, 2011.

The aforementioned cash dividend for 2011 was adjusted to NT$0.49980232 per share due to the increase in outstanding common stock as a result of newly issued shares to settle employee stock options exercised.  The distribution was approved through the Board of Directors’ meeting held on June 20, 2012.

The aforementioned cash dividend for 2010 was adjusted to NT$1.11164840 per share due to the increase in outstanding common stock as a result of newly issued shares to settle employee stock options exercised.  The distribution was approved through the Board of Directors’ meeting held on July 8, 2011.

(21)  OPERATING COSTS AND EXPENSES

The Company’s  personnel, depreciation, and amortization expenses are summarized as follows:

	For the six-month periods ended June 30,
	2012			2011
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$6,075,168	$2,369,973	$8,445,141	$6,346,186	$2,416,027	$8,762,213
Labor and health insurance	384,521	128,642	513,163	377,202	119,238	496,440
Pension	326,961	103,420	430,381	283,017	89,350	372,367
Other personnel expenses	64,450	18,481	82,931	76,637	33,033	109,670
Depreciation	15,568,175	1,217,701	16,785,876	14,525,835	1,013,001	15,538,836
Amortization	101,280	218,387	319,667	81,611	140,908	222,519

(22)  INCOME TAX

a.   Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the six-month periods ended June 30,
	2012	2011
Income tax on pre-tax income from continuing operations at statutory tax rate	$763,917	$1,382,104
Permanent and temporary differences	494,715	63,747
Change in investment tax credit	285,379	(452,643)
Change in loss carry-forward	(2,125,535)	2,314,052
Change in valuation allowance	1,226,359	(2,430,416)
Income Basic Tax	36,726	25,316
Estimated 10% income tax on unappropriated earnings	-	4,033
Adjustment of prior year’s tax expense	(6,307)	(947)
Effect of different tax rates between UMC and subsidiaries	15,083	23,444
Others	16,106	(105,514)
Income tax expense	$706,443	$823,176

b.   Significant components of deferred income tax assets and liabilities are as follows:

	As of June 30,
	2012		2011
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$5,808,385		$6,993,297
Depreciation	$2,224,392	603,556	$3,199,821	815,682
Loss carry-forward	28,823,619	7,545,954	13,830,608	4,953,056
Pension	3,338,201	567,494	3,321,870	495,896
Allowance on sales returns and discounts	247,812	50,859	357,465	71,959
Allowance for loss on decline in market value and obsolescence of inventories	1,565,297	276,635	1,730,678	302,425
Foreign investment gain or loss	4,221,330	717,626	1,150,454	195,577
Others	1,849,057	402,891	1,248,066	310,597
Total deferred income tax assets		15,973,401		14,138,489
Valuation allowance		(12,306,133)		(10,329,949)
Net deferred income tax assets		3,667,268		3,808,540

Deferred income tax liabilities
Unrealized exchange gain	(1,609,689)	(273,647)	(406,909)	(69,174)
Depreciation	(2,465,617)	(419,163)	(55)	(14)
Others	(400,482)	(103,275)	(375,362)	(81,112)
Total deferred income tax liabilities		(796,085)		(150,300)
Total net deferred income tax assets		$2,871,183		$3,658,240

Deferred income tax assets-current		$2,792,165		$2,425,089
Deferred income tax liabilities-current		(327,965)		(122,426)
Valuation allowance		(1,920,091)		(1,849,532)
Net		544,109		453,131

Deferred income tax assets-noncurrent		13,181,236		11,713,400
Deferred income tax liabilities-noncurrent		(468,120)		(27,874)
Valuation allowance		(10,386,042)		(8,480,417)
Net		2,327,074		3,205,109
Total net deferred income tax assets		$2,871,183		$3,658,240

c.   UMC’s income tax returns for all the fiscal years up to 2009 have been assessed and approved by the R.O.C. Tax Authority.

d.   UMC was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations. The income tax exemption periods will expire on December 31, 2015.

e.   The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of June 30, 2012, the Company’s unused investment tax credits were as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2012	$1,971,351	$1,458,679
2013	1,900,621	1,900,621
2014	2,146,028	2,145,081
2015	304,004	304,004
Total	$6,322,004	$5,808,385

f.    As of June 30, 2012, the unutilized accumulated losses for the Company were as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2012	$4,671,575	$4,671,575
2013	1,324,105	1,324,105
2014	198,879	198,811
2015	1,749,775	1,749,483
2016	2,254,407	2,254,223
2017	1,100,741	1,100,741
2018	1,723,152	1,723,152
2019	1,302,477	1,302,362
2020	836,389	836,389
2021	11,473,549	11,456,700
2022	2,206,078	2,206,078
Total	$28,841,127	$28,823,619

g.   The balance of UMC’s imputation credit amounts as of June 30, 2012 and 2011 were NT$982 million and NT$1,775 million, respectively.  The expected creditable ratio for 2011 and the actual creditable ratio for 2010 were 4.68% and 6.71%, respectively.

h.   UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

(23)  EARNINGS PER SHARE

For the six-month period ended June 30, 2012 and 2011, there were unsecured convertible bonds and employee stock options outstanding, and the Company calculated the effect of employee bonus in accordance with the ARDF Interpretation No. 97-169.  The Company is considered as a complex capital structure.  Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the six-month periods ended June 30, 2012 and 2011, are disclosed as follows:

	For the six-month period ended June 30, 2012
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock stockholders	$5,016,157	$4,325,187	12,617,407	$0.40	$0.34
Effect of dilution
Employee bonus	$-	$-	179,867
Employee stock options	-	-	40,608
Unsecured convertible bonds	48,875	40,566	628,007
Earnings per share-diluted:
Income attributable to UMC’s common stock stockholders	$5,065,032	$4,365,753	13,465,889	$0.38	$0.32

	For the six-month period ended June 30, 2011
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock stockholders	$8,498,524	$7,675,264	12,513,899	$0.68	$0.61
Effect of dilution
Employee bonus	$-	$-	220,418
Employee stock options	-	-	76,458
Unsecured convertible bonds	11,695	9,707	139,221
Earnings per share-diluted:
Income attributable to UMC’s common stock stockholders	$8,510,219	$7,684,971	12,949,996	$0.66	$0.59

5.   RELATED PARTY TRANSACTIONS

(1)  Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMCI LTD.	Equity Investee (liquidation completed on May 10, 2011)
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee (liquidation completed on June 23, 2011)
BEST ELITE INTERNATIONAL LIMITED	Equity Investee (since December 2011)
SILICON INTEGRATED SYSTEMS CORP. (SIS)	The Company’s director
SOCIALNEX ITALIA 1 S.R.L.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since June 30, 2012)
POWER LIGHT TECH CO., LTD. (PLT) (NOTE)	Subsidiary’s equity investee (NOTE)
EXOJET TECHNOLOGY CORP.	Subsidiary’s equity investee
MOS ART PACK CORP. (MAP)	Subsidiary’s equity investee (has filed for liquidation on March 10, 2011)
UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (NOTE)	Subsidiary’s equity investee (has filed for liquidation on June 19, 2012)
CRYSTAL MEDIA INC.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since April 2011)

Name of related parties	Relationship with the Company
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	Subsidiary’s equity investee
UNITED LED CORPORATION HONG KONG LIMITED	Subsidiary’s equity investee
LTI REENERGY CO., LTD.	Subsidiary’s equity investee (since October 2011)
SOLAR GATE TECHNOLOGY CO., LTD.	Subsidiary’s equity investee
CRYSTALWISE TECHNOLOGY INC.	Subsidiary’s equity investee
UNIMICRON CORPORATION	Subsidiary’s director
JINING SUNRICH SOLARENERGY CORPORATION (JINING SUNRICH)	Same general manager with subsidiaries
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Equity Investee’s subsidiary

Note:  On April 1, 2011, UNITED LIGHTING was merged with PLT.  After the business combination, PLT is the surviving company and was renamed to UNITED LIGHTING OPTO-ELECTRONIC INC..  On June 19, 2012, UNITED LIGHTING has filed for liquidation through a decision at its stockholders’ meeting.

(2)  Significant Related Party Transactions

a. Operating revenues

	For the six-month periods ended June 30,
	2012		2011
	Amount	Percentage	Amount	Percentage
SIS	$75,633	0	$193,985	1
Others	162,619	0	144,670	0
Total	$238,252	0	$338,655	1

The sales price to the above related parties was determined through mutual agreement based on the market conditions.  The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days.  The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.   Accounts receivable, net

	As of June 30,
	2012		2011
	Amount	Percentage	Amount	Percentage
JINING SUNRICH	$100,588	1	$47,100	0
SIS	48,933	0	80,702	1
Others	86,149	0	5,106	0
Total	235,670	1	132,908	1
Less：Allowance for sales returns and discounts	(107)		(324)
Net	$235,563		$132,584

c.   Significant asset transactions

	For the six-month period ended June 30, 2011
	Item	Purchase price	Disposal amount	Disposal Loss
MAP	Purchase of fixed assets	$563,592	$-	$-

6.   ASSETS PLEDGED AS COLLATERAL

As of June 30, 2012

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$845,170	Customs	Customs duty guarantee
Deposit-out (Time deposit)	148,454	Science Park Administration	Collateral for land lease
Deposit-out (Time deposit)	52,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Deposit-out (Time deposit)	1,246	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	1,911,941	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	9,071,634

Bank of Taiwan, Taiwan Cooperative Bank, First Commercial Bank ,Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others

			Collateral for long- term loans
Furniture and fixtures	69,009	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	1,009,469	Bank of Taiwan, First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$13,835,974

As of June 30, 2011

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Restricted deposits	$50,155	Land Trading Center of Jining Municipal Bureau of Land, Shandong Province	Collateral for state-owned construction land use right in China
Deposit-out (Time deposit)	645,906	Customs	Customs duty guarantee
Deposit-out (Time deposit)	99,859	Science Park Administration	Collateral for land lease and guarantee for investment plan
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Deposit-out (Time deposit)	4,292	First Commercial Bank	Standby Letters of Credit
Deposit-out (Time deposit)	960	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	2,035,247	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	8,862,620	Bank of Taiwan, First Commercial Bank, Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	619,329	First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$13,088,419

7.     COMMITMENTS AND CONTINGENT LIABILITIES

(1)  The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$6.2 billion.  Royalties and development fees payable in future years are NT$2.9 billion as of June 30, 2012.

(2)  The Company signed several construction contracts for the expansion of its factory premise.  As of June 30, 2012, these construction contracts amounted to approximately NT$5 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$2.1 billion.

(3)  The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2049.  Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
2012(3rd quarter and thereafter)	$207,100
2013	405,443
2014	360,393
2015	335,768
2016	298,562
2017 and thereafter	2,245,956
Total	$3,853,222

8.   SIGNIFICANT DISASTER LOSS

None.

9.   SIGNIFICANT SUBSEQUENT EVENT

In order to integrate manufacturing resources and reduce the operation costs, on the Board of Directors’ meeting dated August 21, 2012, UMC has determined to cease its manufacturing operations in Japan, and dissolve and liquidate UMC JAPAN, a wholly-owned subsidiary.

10. OTHERS

(1)  Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, bonds, open-end funds, bank loans, and bonds payable.  The main purpose of these financial instruments is to manage financing for the Company’s operations.  The Company also holds various other financial assets and liabilities such as notes receivable, accounts receivable, notes payable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including forward currency contracts.  The purpose of these derivative transactions is to mitigate foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

The Company’s bank loans bear floating interest rates.  The fluctuation of market interest will result in changes in the Company’s future cash flows.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales.  The Company utilizes spot or forward contracts to avoid foreign currency risk.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company's exposure to commodity price risk is minimal.

Credit risk

The Company only trades with established and creditworthy third parties.  It is the Company's policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, note and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company's exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents and certain derivative instruments, the Company's exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company only trades with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(2)  Information of financial instruments

a.   Fair value of financial instruments

	As of June 30,
	2012		2011
Financial Assets	Book Value	Fair Value	Book Value	Fair Value

Non-derivative

Cash and cash equivalents	$48,937,108	$48,937,108	$60,701,296	$60,701,296
Financial assets at fair value through profit or loss	829,203	829,203	992,855	992,855
Receivables	19,569,891	19,569,891	19,859,727	19,859,727
Restricted assets	19,127	19,127	76,575	76,575
Available-for-sale financial assets	24,501,819	24,501,819	31,575,960	31,575,960
Financial assets measured at cost	8,767,976	-	8,321,569	-
Long-term investments accounted for under the equity method	11,759,654	11,695,035	9,329,543	9,063,328
Prepayment for long-term investments	64,623	-	100,000	-
Deposits-out	1,542,340	1,542,340	929,287	929,287

Derivative

Forward contracts	-	-	14,364	14,364

Financial Liabilities

Non-derivative

Short-term loans	6,339,366	6,339,366	6,042,044	6,042,044
Payables	35,126,616	35,126,616	42,582,572	42,582,572
Capacity deposits due within one year	35,904	35,904	-	-
Bonds payable (current portion included)	27,484,405	26,182,760	18,724,405	18,522,346
Long-term loans (current portion included)	14,185,638	14,185,638	7,439,103	7,439,103

Derivative

Derivatives embedded in exchangeable bonds	724,298	724,298	1,777,909	1,777,909
Forward contracts	-	-	6,066	6,066

b.   The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.    The book values of short-term financial instruments approximate their fair value due to their short maturities.  Short-term financial instruments include cash and cash equivalents, receivables, restricted assets, short-term loans, payables and capacity deposits due within one year.

ii.   The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.  The fair value of long-term investments accounted for under equity method are based on the quoted market prices.  If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.  The fair value of financial assets measured at cost and prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

v.   Deposits-out is certificates of deposit collateralized at Customs or other institutions.  The fair value of deposits-out is based on their carrying amount since the deposit periods are primarily within one year and renewed upon maturity.

vi.  The fair value of bonds payable is determined by the market price or other information.

vii. The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s  current incremental borrowing rates for borrowings with similar types.

viii. The fair value of derivative financial instruments is based on the amount the Company expects  to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date or is determined by the market price or other information.

c.   The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique

	As of June 30,

Non-derivative

Financial Instruments

	2012	2011	2012	2011

Financial assets

Financial assets at fair value through profit or loss	$829,203	$992,855	$-	$-
Available-for-sale financial assets	24,501,819	31,575,960	-	-
Long-term investments accounted for under the equity method	108,008	-	11,587,027	9,063,328
Financial liabilities
Bonds payable (current portion included)	-	-	26,182,760	18,522,346
Long-term loans (current portion included)	-	-	14,185,638	7,439,103

Derivative

Financial Instruments

Financial assets
Forward contracts	-	-	-	14,364
Financial liabilities
Derivatives embedded in exchangeable bonds	-	-	724,298	1,777,909
Forward contracts	-	-	-	6,066

d.   For the six-month periods ended June 30, 2012 and 2011, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were net gains of NT$17 million and NT$483 million, respectively.

e.   During the six-month periods ended June 30, 2012 and 2011, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$118 million and NT$92 million, respectively, while interest expense for the six-month periods ended June 30, 2012 and 2011 were NT$347 million and NT$234 million, respectively.

(3)  UMC entered into forward contracts for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purpose.  The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.  The details of forward contracts entered into by UMC are summarized as follows:

As of June 30, 2011

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 196 million	May 24, 2011 to August 17, 2011

b.  Transaction risk

(a)   Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)   Liquidity and cash flow risk

The cash flow requirements on forward contracts are limited to the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day.  Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)    Market risk

Forward contracts are intended for hedging purposes.  Gains or losses arising from the fluctuations in exchange rates are likely to be offset against the gains or losses from the hedged items.  As a result, no significant exposure to market risk is anticipated.

c.  The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of June 30, 2012 and 2011, the forward contracts were classified as financial assets at fair value through profit or loss amounted to NT$0 and NT$14 million, respectively, while the forward contracts were classified as financial liabilities at fair value through profit or loss amounted to NT$0 and NT$6  million, respectively.  And for the changes in valuation, net gains of NT$0 and NT$12 million were recorded under non-operating income for the six-month periods ended June 30, 2012 and 2011, respectively.

(4)  Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2012 and 2011 are disclosed in Attachment 1.

(5)  The Company uses the equity method to account for its investments in UNITED LED CORPORATION HONG KONG LIMITED, SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD., SHANDONG HUAHONG ENERGY INVEST CO., INC., LTI REENERGY CO., LTD., WINAICO SOLAR PROJEKT 1 GMBH, ASEPOWER 1 S.R.L. and SOCIALNEX ITALIA 1 S.R.L., jointly controlled entities, since June 1, 2010, July 6, 2010, January 7, 2011, September 28, 2011, December 7, 2011, March 31, 2012 and March 31, 2012, respectively.  Among them, UNITED LED CORPORATION HONG KONG LIMITED, SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. and SOCIALNEX ITALIA 1 S.R.L. ceased to be a jointly controlled entity since October 17, 2011, June 19, 2012 and June 30, 2012.  The summarized financial information which the Company recognized is as follows:

	As of June 30
Items	2012	2011
Current assets	$290,486	$734,593
Noncurrent assets	1,014,724	1,854,098
Current liabilities	128,372	320,674
Long-term liabilities	391,790	309,623

	For the six-month periods ended June 30
Items	2012	2011
Revenues	$65,172	$65,688
Expenses	76,777	53,400

(6)  The Company acquired controlling interests in UNITED LIGHTING OPTO-ELECTRONIC through business combination in April 2011, and consolidated the income/earnings and expenses/losses of the subsidiary from the respective acquisition dates.  Cash paid for acquisition and cash balance of subsidiaries acquired were as follows:

	For the six-month periods ended June 30,
Items	2012	2011
Cash paid for acquisition of subsidiaries	$-	$-
Add: Cash received from minority stockholders for acquiring newly issued shares	-	-
Less: Prepayment for long-term investments	-	-
Less: Cash balance of subsidiaries	-	(29,350)
Net cash received from acquisition of subsidiaries	$-	$(29,350)

(7)  The functional currency of UMC and some of its subsidiaries is New Taiwan Dollar, while other subsidiaries have functional currencies in US Dollar, Japanese Yen or Chinese RMB.  The exchange rates used to translate assets and liabilities denominated in foreign currencies are disclosed as follows:

	As of June 30, 2012			As of June 30, 2011
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,427,567	29.81	$42,550,922	$1,351,261	28.66	$38,728,244
JPY	10,534,818	0.3734	3,934,197	22,591,052	0.3557	8,034,895
EUR	20,813	37.38	778,055	71,187	41.52	2,955,354
SGD	41,816	23.44	980,162	48,038	23.31	1,119,768
CNY	63,043	4.67	294,559	94,247	4.43	417,084

Non-Monetary items
USD	80,480	29.82	2,399,925	21,463	28.66	615,140
CHF	2,268	31.20	70,762	1,960	34.41	67,444

Long-term investments accounted for under the equity method
USD	239,001	29.78	7,118,306	123,551	28.61	3,534,847
SGD	9,030	23.27	210,099	10,215	23.26	237,567

Joint controlled entities
USD	-	-	-	21,651	28.56	618,360
EUR	1,218	37.41	45,563	-	-	-
CNY	151,527	4.72	714,555	153,493	4.37	670,666

Financial Liabilities
Monetary items
USD	782,446	29.92	23,410,785	675,985	28.76	19,441,278
JPY	7,575,965	0.3778	2,862,084	9,153,929	0.3592	3,288,444
EUR	18,213	37.78	688,086	64,283	41.89	2,692,608
SGD	29,436	23.62	695,279	32,891	23.49	772,636
CNY	29,076	4.73	137,545	20,272	4.44	90,088

(8)  Pre-disclosure for adoption of International Financial Reporting Standards

a.   In accordance with Financial Supervisory Commission, Executive Yuan, R.O.C., (FSC) Announcement No. 0990004943, listed, over-the-counter and emerging stock companies should adopt International Financial Reporting Standards (IFRSs) which is translated and published by ARDF, as the criteria for preparation of financial reports, effective starting 2013. As such, a special project team was assembled and a project plan was developed to adopt IFRSs. Chidong Liu, the Chief Financial Officer is responsible for the coordination of the project.

The following table summarizes the progress to date against the key activities and target dates of the conversion plan:

Key Activity	Responsible Department	Progress to June 30, 2012

1.  Assessment phase: (From June 1, 2009 to December 31, 2011)

◎   Development of the adoption plan and assembly of project team

◎   Internal IFRSs trainings for employees - First stage

◎   Comparison and analysis of differences between R.O.C. SFAS and IFRSs accounting policies

◎   Assessment on adjustments to current accounting policies

◎   Assessment on selection of IFRSs 1 “First-time Adoption of International Financial Reporting Standards” optional exemptions

◎   Assessment of changes required in the information systems and internal controls related to the adoption of IFRSs

	Accounting Department Accounting Department Accounting Department Accounting Department Accounting Department Internal Audit Department and IT Department	Completed Completed Completed Completed Completed Completed

2.  Preparation phase: (From January 1, 2011 to December 31, 2012)

◎   Adjustments on existing accounting policies to conform with IFRSs

◎   Selection of IFRS 1 “First-time Adoption of International Financial Reporting Standards”optional exemptions

◎   Modifications to information systems and internal control related to the adoption of IFRSs

◎   Internal IFRSs trainings for employees - Second stage

	Accounting Department Accounting Department Internal Audit Department and IT Department Accounting Department	Completed Completed In progress In progress

3.  Execution phase: (From January 1, 2012 to December 31, 2013)

◎   Implementation test of modified information system related to the adoption of IFRSs

◎   Preparation of IFRSs opening balance sheet and opening financial statements

◎   Preparation of comparative IFRSs financial statements

	IT Department Accounting Department Accounting Department	In preparation In preparation In preparation

b.   The major differences and influences assessed by the Company between accounting policies under R.O.C. SFAS and future adopted IFRSs are summarized as below:

(a)  The Company assesses the material differences in accounting polices based on the IFRSs as approved by the FSC and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers expected to become effective in 2013.

Accounting Issue	Difference
Business Combinations and Consolidated and Separate Financial Statements

In accordance with IFRSs, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. The acquirer shall recognize goodwill or gain on bargain purchase as of the acquisition date measured as the excess of (a) over (b) below:

(a) the aggregate of:

(i) the consideration transferred which generally is the fair value on acquisition date

(ii) the fair value of acquiree's non-controlling interest, and

(iii) in a business combination achieved in stages, the acquisition-date fair value of the acquirer's previously held equity interest in the acquiree.

(b) the fair value of identifiable assets acquired and the liabilities assumed on acquisition date.

In accordance with R.O.C. SFAS, goodwill is measured separately on each acquisition, and it excludes goodwill in non-controlling interest. In a step acquisition, the acquirer does not remeasure its previously held equity interest in the acquiree, therefore the acquisition would not result in gains or losses from remeasurements.

In accordance with IFRSs, changes in a parent's ownership interest in a subsidiary which do not result in the loss of control is treated as an equity transaction. In accordance with R.O.C. SFAS, acquiring part of or all shares from subsidiaries’ minority stockholders, shall be accounted for using acquisition method. When selling long-term investments accounted for under equity method, the differences between selling price and carrying amount shall be recognized as gains or losses at disposal of long-term equity investment.

Financial Instruments

In accordance with IFRSs, an entity is precluded from measuring the financial asset at fair value if the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. Prior to adoption of IFRSs, in accordance with Criteria Governing the Preparation of Financial Reports by Securities Issuer, unlisted or emerging stock companies shall be classified as financial assets measured at cost. After adoption of IFRSs, unlisted and emerging stock companies will be reassessed in accordance with IFRSs and reclassified into available-for-sale financial assets or financial assets designated at fair value through profit or loss, or held for trading.

Accounting Issue	Difference
Business Combinations and Consolidated and Separate Financial Statements

In accordance with IFRSs, in a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. The acquirer shall recognize goodwill or gain on bargain purchase as of the acquisition date measured as the excess of (a) over (b) below:

(a) the aggregate of:

(i) the consideration transferred which generally is the fair value on acquisition date

(ii) the fair value of acquiree's non-controlling interest, and

(iii) in a business combination achieved in stages, the acquisition-date fair value of the acquirer's previously held equity interest in the acquiree.

(b) the fair value of identifiable assets acquired and the liabilities assumed on acquisition date.

In accordance with R.O.C. SFAS, goodwill is measured separately on each acquisition, and it excludes goodwill in non-controlling interest. In a step acquisition, the acquirer does not remeasure its previously held equity interest in the acquiree, therefore the acquisition would not result in gains or losses from remeasurements.

In accordance with IFRSs, changes in a parent's ownership interest in a subsidiary which do not result in the loss of control is treated as an equity transaction. In accordance with R.O.C. SFAS, acquiring part of or all shares from subsidiaries’ minority stockholders, shall be accounted for using acquisition method. When selling long-term investments accounted for under equity method, the differences between selling price and carrying amount shall be recognized as gains or losses at disposal of long-term equity investment.

Financial Instruments

In accordance with IFRSs, an entity is precluded from measuring the financial asset at fair value if the range of reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. Prior to adoption of IFRSs, in accordance with Criteria Governing the Preparation of Financial Reports by Securities Issuer, unlisted or emerging stock companies shall be classified as financial assets measured at cost. After adoption of IFRSs, unlisted and emerging stock companies will be reassessed in accordance with IFRSs and reclassified into available-for-sale financial assets or financial assets designated at fair value through profit or loss, or held for trading.

(b)  The preliminary assessment on the quantitative impacts of the material differences between the existing accounting policies and the accounting policies to be adopted under IFRSs and the Guidelines Governing the Preparation of Financial Reports by Securities Issuers is as follows:

I.    Reconciliation of the balance sheet as at January 1, 2012

Unit: NT$K

	ROC GAAP	Adjustments	IFRSs
Current assets (b)、(f)	$84,057,514	$(303,514)	$83,754,000
Available-for-sale financial assets, non-current (a)	18,835,224	4,609,323	23,444,547
Financial assets measured at cost, non-current (a)	8,298,967	(5,245,009)	3,053,958
Property, plant and equipment (b)、(c)	149,324,300	(7,462,738)	141,861,562
Intangible Assets (d)	350,860	1,132,921	1,483,781
Other non-current assets (a)、(b)、(c)、(d)、(f)、(g)	18,964,881	8,755,129	27,720,010
Total Assets	279,831,746	1,486,112	281,317,858
Current liabilities (f)、(g)	42,905,954	(66,178)	42,839,776
Accrued pension liabilities (e)	3,261,101	704,651	3,965,752
Other non-current liabilities(f)、(g)	21,539,728	413,061	21,952,789
Total liabilities	67,706,783	1,051,534	68,758,317
Capital	130,844,556	-	130,844,556
Additional paid-in capital (a)、(f)、(g)	46,460,665	(100,746)	46,359,919
Retained earnings (a)、(b)、(c)、(e)、(f)、(g)	24,499,124	575,195	25,074,319
Other items in stockholders' equity (a)、(b)、(c)、(e)、(f)、(g)	12,156,099	(39,871)	12,116,228
Treasury stock	(6,223,357)	-	(6,223,357)
Minority interests/ Non-controlling interests	4,387,876	-	4,387,876
Stockholders' equity	212,124,963	434,578	212,559,541

(a).   Under IFRSs, the Company reclassified non-current financial assets measured at cost to non-current available-for-sale financial assets measured at fair value. In addition, when the Company discontinues the use of the equity method because it ceases to have significant influence over an associate, the Company measures at fair value any investment the it retains in the former associate as well as eliminate all additional paid-in capital and equity adjustment items related to the former associate in current profit and loss, or at the date of transition to IFRSs recognized in retained earnings. This change in accounting principles caused non-current available-for-sale financial assets to increase by NT$4,609 million, non-current financial assets measured at cost to decrease by NT$5,245 million, other non-current assets to decrease by NT$15 million, additional paid-in capital to decrease by NT$0.3 million, retained earnings to decrease by NT$538 million, and other adjusting items in stockholders' equity to decrease by NT$113 million.

(b).   Under IFRS, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1, “First-time Adoption of International Financial Reporting Standards.” As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date. This change in accounting principles would cause current assets to decrease by NT$6 million, property, plant and equipment, net to increase by NT$1,754 million, other non-current assets to increase by NT$36 million, retained earnings to increase by NT$1,694 million and other adjusting in stockholders' equity to increase by NT$90 million.

(c).   Under R.O.C. SFAS, the Company‘s property that is leased to another entity is recorded as rental property under other non-current assets. Under IFRSs, the Company reclassified these assets from other non-current assets to property, plant and equipment as they do not meet the definition of investment property. In addition, prepayment for equipment is reclassified from property, plant and equipment to other non-current assets as they do not meet the definition of property, plant and equipment.  This change in accounting principles would cause property, plant and equipment, net to decrease by NT$9,308 million, other non-current assets to increase by NT$9,308 million while other adjustments would cause property, plant and equipment, net to increase by NT$92 million, other non-current assets decrease by NT$62 million, retained earnings to increase by NT$29 million and other adjusting in stockholders' equity to increase by NT$2 million.

(d).  Software, patent licenses and intellectual property are reclassified as intangible assets as it met the definition of intangible assets. This change would cause intangible assets to increase by NT$1,433 million and other non-current assets to decrease by NT$1,433 million.  The land use rights of a subsidiary are reclassified to other noncurrent assets as they meet the definition of long-term operating lease since the ownership do not belong to the subsidiary. This would cause intangible assets to decrease by NT$300 million and other non-current assets to increase by NT$300 million.

(e).   The Company elects exemption for employee benefits under the IFRS 1,“First-time Adoption of International Financial Reporting Standards”, and recognizes all unrecognized actuarial gains and losses in retained earnings. The exemption election for employee benefits would cause the accrued pension liabilities to increase by NT$705 million and retained earnings to decrease by NT$686 million, and decrease other adjusting items in stockholders' equity by NT$19 million.

(f).    Under the requirements of IAS 1 “Presentation of Financial Statements”, deferred tax assets or liabilities are classified as non-current. Therefore, deferred tax assets or liabilities, current, are reclassified as non-current.  Under the requirements of IAS 12, an entity shall offset deferred tax assets and liabilities if, and only if, the entity has a legally enforceable right to set off the current tax assets and liabilities; and if the deferred tax assets and liabilities relate to income taxes raised by the same taxation authority on either the same taxable entity or different taxable entities which intend, in each future period in which significant amounts of deferred tax are expected to be settled or recovered, to settle their current tax assets and liabilities either on a net basis or simultaneously.  Under the requirements of IAS 12, if the tax base of the liability component of the compound financial instrument on initial recognition is equal to the initial carrying amount of the sum of the liability and equity components, the resulting taxable temporary differences should be recognized as deferred tax liability. The deferred tax is charged directly to the carrying amount of the equity component and subsequent changes in the deferred tax liability are recognized in profit or loss as deferred tax expense (income). Due to differences discussed above, current assets decreased by NT$298 million, other non-current assets increased by NT$656 million, current liabilities decreased by NT$33 million, other non-current liabilities increased by NT$380 million, addition paid-in capital decreased by NT$101 million, retained earnings increased by NT$106 million and other adjusting items in stockholders' equity increased by NT$6 million.

(g).   Other adjustments would cause other non-current assets to decrease by NT$36 million, current liabilities to decrease by NT$33 million, other non-current liabilities to increase by NT$33 million, retained earnings to decrease by NT$30 million, additional paid-in capital to increase by NT$0.4 million and other adjusting items in stockholders' equity to decrease by NT$6 million.

II.  Reconciliation of the balance sheet as at June 30, 2012

Unit: NT$K

	ROC GAAP	Adjustments	IFRSs
Current assets (b)、(f)	$90,160,318	$(580,997)	$89,579,321
Available-for-sale financial assets, non-current (a)	19,118,115	5,509,261	24,627,376
Financial assets measured at cost, non-current (a)	8,767,976	(5,683,399)	3,084,577
Property, plant and equipment (b)、(c)	160,592,117	877,804	161,469,921
Intangible Assets (d)	1,701,118	1,172,042	2,873,160
Other non-current assets (a)、(b)、(c)、(d)、(f)、(h)	19,038,012	989,255	20,027,267
Total Assets	299,377,656	2,283,966	301,661,622
Current liabilities (f)	53,254,248	(33,146)	53,221,102
Accrued pension liabilities (e)	3,265,490	692,179	3,957,669
Other non-current liabilities(f)	33,093,950	805,744	33,899,694
Total liabilities	89,613,688	1,464,777	91,078,465
Capital	129,378,662	-	129,378,662
Additional paid-in capital (a)、(f)、(h)	46,969,985	(101,422)	46,868,563
Retained earnings (a)、(b)、(c)、(e)、(f)、(g)、(h)	22,437,853	270,845	22,708,698
Other items in stockholders' equity (a)、(b)、(c)、(e)、(f)、(g)、(h)	12,111,570	649,766	12,761,336
Treasury stock	(4,963,389)	-	(4,963,389)
Minority interests/ Non-controlling interests	3,829,287	-	3,829,287
Stockholders' equity	209,763,968	819,189	210,583,157

(a).   Under IFRSs, the Company reclassified non-current financial assets measured at cost to non-current available-for-sale financial assets measured at fair value. In addition, when the Company discontinues the use of the equity method because it ceases to have significant influence over an associate, the Company measures at fair value any investment the it retains in the former associate as well as eliminates all additional paid-in capital and equity adjustment items related to the former associate in current profit and loss, or at the date of transition to IFRSs recognized immediately in retained earnings. This change in accounting principles caused non-current available-for-sale financial assets to increase by NT$5,509 million, non-current financial assets measured at cost to decrease by NT$5,683 million, other non-current assets to decrease by NT$15 million, additional paid-in capital to decrease by NT$0.3 million, retained earnings to decrease by NT$567 million, and other adjusting items in stockholders' equity to increase by NT$378 million.

(b).   Under IFRS, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1, “First-time Adoption of International Financial Reporting Standards.” As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date. This change in accounting principles would cause current assets to decrease by NT$2 million, property, plant and equipment, net to increase by NT$1,640 million, other non-current assets to increase by NT$34 million, retained earnings to increase by NT$1,650 million and other adjusting in stockholders' equity to increase by NT$22 million.

(c).   Under R.O.C. SFAS, the Company‘s property that is leased to another entity is recorded as rental property under other non-current assets. Under IFRSs, the Company reclassified these assets from other non-current assets to property, plant and equipment as it does not meet the definition of investment property. In addition, prepayment for equipment is reclassified from property, plant and equipment to other non-current assets as they do not meet the definition of property, plant and equipment.  This change in accounting principles would cause property, plant and equipment, net to decrease by NT$837 million, other non-current assets to increase by NT$837 million while other adjustments would cause property, plant and equipment, net to increase by NT$74 million, other non-current assets decrease by NT$60 million, retained earnings to increase by NT$14 million and other adjusting in stockholders' equity to increase by NT$0.3 million.

(d).  Software, patent licenses and intellectual property are reclassified as intangible assets as it met the definition of intangible assets. This change would cause intangible assets to increase by NT$1,477 million and other non-current assets to decrease by NT$1,477 million. The land use rights of a subsidiary are reclassified to other non-current assets as they meet the definition of a long-term operating lease since the ownership do not belong to the subsidiary. This would cause intangible assets to decrease by NT$305 million and other non-current assets to increase by NT$305 million.

(e).   The Company elects the exemption for employee benefits under IFRS 1,“First-time Adoption of International Financial Reporting Standards”, and recognizes all unrecognized actuarial gains and losses in retained earnings. The exemption election for employee benefits would cause the accrued pension liabilities to increase by NT$692 million and retained earnings to decrease by NT$685 million, and other adjusting items in stockholders' equity to decrease by NT$7 million.

(f).    Under the requirements of IAS 1 “Presentation of Financial Statements”, deferred tax assets or liabilities are classified as non-current. Therefore, deferred tax assets or liabilities, current, are reclassified as non-current. Under the requirements of IAS 12, an entity shall offset deferred tax assets and liabilities if, and only if, the entity has a legally enforceable right to set off the current tax assets and liabilities; and if the deferred tax assets and liabilities relate to income taxes raised by the same taxation authority on either the same taxable entity or different taxable entities which intend, in each future period in which significant amounts of deferred tax are expected to be settled or recovered, to settle their current tax assets and liabilities either on a net basis or simultaneously.  Under the requirements of IAS 12, if the tax base of the liability component of the compound financial instrument on initial recognition is equal to the initial carrying amount of the sum of the liability and equity components, the resulting taxable temporary differences should be recognized as deferred tax liability. The deferred tax is charged directly to the carrying amount of the equity component and subsequent changes in the deferred tax liability are recognized in profit or loss as deferred tax expense (income). Due to differences discussed above, current assets decreased by NT$579 million, other non-current assets increased by NT$1,376 million, current liabilities decreased by NT$33 million, other non-current liabilities increased by NT$806 million, addition paid-in capital decreased by NT$101 million, retained earnings increased by NT$121 million and other adjusting items in stockholders' equity increased by NT$5 million.

(g).   The Company decreased its equity interests in a foreign operation through capital reduction and return of capital, the differences of the accumulated currency translation adjustments before and after the capital reduction is recognize in profit or loss under R.O.C. SFAS. Under IAS 21, as the entity did not lose control, significant influence or joint control over its foreign operation, it is not considered a partial disposal.  Accordingly, none of the accumulated currency transaction adjustments was reclassified to profit or loss.  This difference result in an increase in adjusting items in stockholders’ equity by NT$311 million and a decrease of retained earnings by NT$311 million.

(h).   Other adjustments would cause other non-current assets to decrease by NT$10 million, retained earnings to increase by NT$49 million, addition paid-in capital to decrease by NT$0.3 million and other adjusting items in stockholders' equity to decrease by NT$59 million.

III  Reconciliation of the income statement for the six-month period ended June 30, 2012:

Unit: NT$K

	ROC GAAP	Adjustments	IFRSs
Operating revenues	$56,646,764	$-	$56,646,764
Operating costs (a)、(c)	(46,228,799)	(57,204)	(46,286,003)
Gross profit	10,417,965	(57,204)	10,360,761
Operating expenses (a)、(c)	(7,963,608)	(401)	(7,964,009)
Other operating income and expenses (c)	-	38,497	38,497
Operating income	2,454,357	(19,108)	2,435,249
Non-operating income and expenses (a)、(b)、(c)	2,039,274	(375,792)	1,663,482
Income from continuing operations before income tax	4,493,631	(394,900)	4,098,731
Income tax expense (c)	(706,443)	15,131	(691,312)
Net income	3,787,188	(379,769)	3,407,419

(a).    Under IFRS, the acquisition of a non-controlling interest is not within the scope of business combination, and therefore, it is not in the scope of exemptions for business combination in IFRS 1, “First-time Adoption of International Financial Reporting Standards.” As a result, a retroactive adjustment is required to adjust the differences for acquisitions of non-controlling interests prior to the transition date. This would cause cost of goods sold to increase by NT$43 million, operating expenses to increase by NT$1 million and non-operating income to decrease by NT$0.8 million.

(b).   The Company decreased its equity interests in a foreign operation through capital reduction and return of capital, the differences of the accumulated currency translation adjustments before and after the capital reduction is recognize in profit or loss under R.O.C. SFAS. Under IAS 21, as the entity did not lose control, significant influence or joint control over its foreign operation, it is not considered a partial disposal.  Accordingly, none of the accumulated currency transaction adjustments was reclassified to profit or loss.  This difference resulted in a decrease in non-operating income by NT$ 311 million.

(c).    Other adjustments would cause cost of goods sold to increase by NT$14 million, operating expenses to decrease by NT$0.7 million, Other operating income to increase by NT$38 million,  non-operating income to decrease by NT$64 million and income tax expense to decrease by NT$15 million.

c.   According to the requirements under IFRS 1, “First-time Adoption of International Financial Reporting Standards”, the Company prepares its first IFRS financial statements based on the effective IFRS standards and makes adjustments retrospectively, except for the optional exemptions provided and mandatory exceptions required under IFRS 1. The optional exemptions selected by the Company are as follows:

(a)   IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures, that occurred before December 31, 2011. Applying this exemption would result in the carrying amount of assets acquired and liabilities assumed in the business combination in accordance with previous GAAP, which are required to be recognized under IFRS, to be their deemed costs in accordance with IFRSs as at the date of acquisition. Subsequent to the date of acquisition, the assets and liabilities would be measured in accordance with IFRSs. The carrying amount of goodwill in the opening IFRS Balance Sheet is its carrying amount in accordance with previous GAAP at December 31, 2011, after testing for impairments and adjusting for recognition or de-recognition of intangibles under IFRS 1.

(b)   The Company has recognized all cumulative actuarial gains and losses directly to retained earnings as at January 1, 2012.

d.   The major differences described above are determined in accordance with the Traditional Chinese version of IFRSs approved and published by FSC in 2010. As to the additional IFRSs published by International Accounting Standards Board after 2011, adjustments will be included, following effective dates announced by the FSC, if any.

11. Operating Segment Information

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of June 30, 2012, only the wafer fabrication operating segment exceeded the quantitative threshold to become a reportable segment.  The primary service of the wafer fabrication segment is the manufacture of chips to the design specifications of our many customers by using our own proprietary processes and techniques. The company maintains a diversified customer base across industries, including communication, consumer electronics, computer, memory and others, while continuing to focus on manufacturing for high growth, large volume applications, including networking, telecommunications, internet, multimedia, PCs and graphics. The company also had other operating segments that did not exceed the quantitative threshold. These segments primarily engage in researching, developing, manufacturing, and providing solar energy and new generation light-emitting diode (LED) sectors.

Reportable segment information for the six-month periods ended June 30, 2012 and 2011 are as follows:

	For the six-month period ended June 30, 2012
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$52,439,395	$4,207,776	$56,647,171	$(407)	$56,646,764
Segment profit (loss)	4,179,334	(1,564,147)	2,615,187	1,172,001	3,787,188
Segment assets	280,686,514	27,515,333	308,201,847	(8,824,191)	299,377,656
				(Note)
Segment liabilities	74,353,234	15,260,941	89,614,175	(487)	89,613,688
Capital expenditure	27,309,685	418,596	27,728,281	-	27,728,281
Depreciation	15,755,736	1,045,908	16,801,644	-	16,801,644
Investment gain (loss) accounted for under the equity method	(661,463)	(185,947)	(847,410)	1,172,001	324,591
Income tax expense	665,898	40,545	706,443	-	706,443

	For the six-month period ended June 30, 2011
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$57,805,808	$5,039,525	$62,845,333	$(592)	$62,844,741
Segment profit (loss)	7,592,424	(890,208)	6,702,216	604,632	7,306,848
Segment assets	277,234,155	29,073,119	306,307,274	(10,326,775)	295,980,499
				(Note)
Segment liabilities	68,302,596	13,748,572	82,051,168	(52,464)	81,998,704
Capital expenditure	23,238,750	4,808,527	28,047,277	-	28,047,277
Depreciation	14,778,005	776,503	15,554,508	-	15,554,508
Investment gain (loss) accounted for under the equity method	(496,626)	(99,017)	(595,643)	604,632	8,989
Income tax expense	818,607	4,569	823,176	-	823,176

Note: The adjustment was primarily consisted of elimination entries for long-term investments accounted for under the equity method.

12. ADDITIONAL DISCLOSURES

(1)  The following are additional disclosures for the Company and its affiliates as required by the R.O.C Securities and Futures Bureau:

a.   Financing provided to others for the six-month period ended June 30, 2012: Please refer to Attachment 2.

b.   Endorsement/Guarantee provided to others for the six-month period ended June 30, 2012: Please refer to Attachment 3.

c.   Securities held as of June 30, 2012: Please refer to Attachment 4.

d.   Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2012: Please refer to Attachment 5.

e.   Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2012: Please refer to Attachment 6.

f.    Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2012: Please refer to Attachment 7.

g.   Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2012: Please refer to Attachment 8.

h.   Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2012: Please refer to Attachment 9.

i.    Names, locations and related information of investees as of June 30, 2012: Please refer to Attachment 10.

j.    Financial instruments and derivative transactions: Please refer to Note 10.

(2)  Investment in Mainland China

a.   Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.   Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2012

	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$23,255,445	Net 60 days	41%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,616,589	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	574,662	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	243,383	-	0%

For the six-month period ended June 30, 2011

	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$28,318,570	Net 60 days	45%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,508,733	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	514,021	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	229,039	-	0%

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

Note 1:	UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:	Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3:	The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TERA ENERGY DEVELOPMENT CO., LTD
Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note2)	Limit of total financing amount (Note2)
												Item	Value
1	TERA ENERGY DEVELOPMENT CO., LTD.	TIPPING POINT ENERGY COC PPA SPE-1,LLC	Other receivables	$8,924 (USD 299)	$8,924 (USD 299)	$8,924 (USD 299)	9.00%	Need for operating	$8,924 (USD 299)	-	$-	None	$-	$43,761	$70,018

NEXPOWER TECHNOLOGY CORPORATION
Collateral
No. (Note 1)	Lender	Counter-party	Financial statement account	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts			Limit of financing amount for individual counter-party (Note3)	Limit of total financing amount (Note3)
												Item	Value
1	NEXPOWER TECHNOLOGY CORPORATION	SOCIALNEXT ITALIA 1 S.R.L.	Other receivables - related parties	$63,546 (EUR 1,700)	$63,546 (EUR 1,700)	$63,546 (EUR 1,700)	6.5%	The need for short-term financing	$-	Business turnover	$-	None	$-	$363,232	$2,905,856

Note 1:	The Company and its subsidiaries are coded as follows:
(i) The Company is coded "0".
(ii) The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2:

Limit of financing amount for individual counter-party after plus guarautee amount shall not exceed 25% of the lender's net assets value as of June 30, 2012 or the needed amount for operation, which is higher.

Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of June 30, 2012.
Note 3:

Limit of financing amount for individual counter-party shall not exceed 5% of the lender's net assets value as of June 30, 2012. Limit of total financing amount shall not exceed 40% of the lender's net assets of value as of June 30, 2012.

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

Percentage of accumulated guarantee amount to net assets value from the latest financial statement
No.	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party					Limit of total guarantee/endorsement amount
		Company name	Releationship		Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement
None

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Bonds	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	3,000	$89,460	-	$89,460	None
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	380	403,073	-	403,073	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	18,182	141,094	6.33	141,094	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	-	Financial assets at fair value through profit or loss, current	280	70,761	0.94	70,761	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	1,383,309	100.00	1,383,309	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	312,119	100.00	304,505	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	114,163	6,256,207	100.00	6,256,207	None
Stock	GREEN EARTH LIMITED	Investee company	Long-term investments accounted for under the equity method	10,000	279,603	100.00	279,603	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	486,150	6,281,181	100.00	6,281,181	None
Stock	UMC NEW BUSINESS INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	600,000	3,999,070	100.00	3,999,070	None
Stock	UMC INVESTMENT (SAMOA) LIMITED	Investee company	Long-term investments accounted for under the equity method	1,520	43,444	100.00	43,444	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	573,800	6,182,060	100.00	6,484,139	None
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	6	3,649,049	100.00	5,322,069	None
Stock	MTIC HOLDINGS PTE. LTD.	Investee company	Long-term investments accounted for under the equity method	12,000	210,099	46.49	210,099	None
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investee company	Long-term investments accounted for under the equity method	-	1,356,958	45.00	1,360,355	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	215,283	3,207,919	44.16	3,207,919	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	702,236	42.00	702,236	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	117,275	2,889,609	36.49	2,868,107	None
Stock	BEST ELITE INTERNATIONAL LIMITED	Investee company	Long-term investments accounted for under the equity method	240,972	3,503,620	35.03	3,503,620	None
Stock	UNIMICRON HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	20,000	647,560	21.93	649,944	None

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, current	86,839	$2,935,159	5.65	$2,935,159	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, current	26,789	2,448,545	4.44	2,448,545	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	120,892	1,199,249	19.26	1,199,249	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	65,316	15.75	65,316	None
Stock	FARADAY TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	57,067	2,345,455	14.17	2,345,455	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	29,570	946,248	13.22	946,248	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	18,633	490,051	9.19	490,051	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	109,297	3,694,238	7.10	3,694,238	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	34,762	3,177,209	5.77	3,177,209	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	37,758	530,496	3.15	530,496	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	21,215	1,389,582	2.46	1,389,582	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,271	21,478	0.83	21,478	None
Fund	VIETNAM INFRASTRUCTURE LTD.	-	Available-for-sale financial assets, noncurrent	5,000	30,193	-	30,193	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	-	17.63	(Note)	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	21,224	218,366	13.52	(Note)	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	(Note)	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	5,627	-	8.10	(Note)	None

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets measured at cost, noncurrent	15,163	$146,250	7.66	(Note)	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	164,990	-	6.49	(Note)	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	-	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	(Note)	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	13,912	208,746	4.23	(Note)	None
Stock	EMIVEST AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	1,124	-	1.50	(Note)	None
Stock	TECO NANOTECH CO., LTD.	-	Financial assets measured at cost, noncurrent	187	-	0.75	(Note)	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	-	Financial assets measured at cost, noncurrent	-	29,426	-	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	-	Financial assets measured at cost, noncurrent	-	19,064	-	N/A	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	-	Financial assets measured at cost, noncurrent	30,000	-	-	N/A	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	-	-	N/A	None
Stock-Preferred stock	TASHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2012.

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	220	$22,440	-	$22,440	None
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	132,660	997,465	100.00	997,465	None
Stock	MOS ART PACK CORP.	Investee company	Long-term investments accounted for under the equity method	29,000	177,849	54.45	177,849	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	7,198	76,805	25.00	67,143	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	4,079	32,696	22.95	11,395	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	1,810	8,219	15.39	8,219	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	26,810	171,009	8.79	153,130	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	24,600	366,563	5.05	366,563	None
Stock	CRYSTALWISE TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	3,906	88,832	4.21	108,008	None
Stock	PIXART IMAGING, INC.	-	Available-for-sale financial assets, noncurrent	10,683	913,439	8.14	913,439	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	7,880	207,234	3.89	207,234	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,313	39,086	1.52	39,086	None
Stock	IC PLUS CORP.	-	Available-for-sale financial assets, noncurrent	946	10,216	1.07	10,216	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	16,079	207,416	0.12	207,416	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	208	8,926	0.07	8,926	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	3,510	35,100	19.65	Note 1	None
Stock	CLIENTRON CORP.	-	Financial assets measured at cost, noncurrent	17,675	176,797	19.64	Note 1	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	2,790	31,980	15.00	Note 1	None
Stock	ANOTO TAIWAN CORP.	-	Financial assets measured at cost, noncurrent	783	-	12.05	Note 1	None
Stock	OCULON OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,947	-	11.73	Note 1	None

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	BCOM ELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,924	$19,238	11.73	Note 1	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	7,410	-	10.67	Note 1	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	2,591	24,790	10.67	Note 1	None
Stock	AWISE FIBER TECH.CO.,LTD.	-	Financial assets measured at cost, noncurrent	1,519	18,381	10.63	Note 1	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note 1	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	2,399	8,311	10.06	Note 1	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	4,530	50,553	9.86	Note 1	None
Stock	EPITRON TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	2,450	24,500	9.80	Note 1	None
Stock	EE SOLUTIONS, INC.	-	Financial assets measured at cost, noncurrent	2,782	13,495	9.60	Note 1	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,321	54,325	9.23	Note 1	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,530	43,700	8.94	Note 1	None
Stock	YAYATECH CO., LTD.	-	Financial assets measured at cost, noncurrent	1,466	42,180	8.79	Note 1	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets measured at cost, noncurrent	11,910	109,898	8.67	Note 1	None
Stock	CION TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	1,134	-	8.57	Note 1	None
Stock	ANDES TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	3,463	51,953	7.41	Note 1	None
Stock	PRINCEDOM PRECISION CORP.	-	Financial assets measured at cost, noncurrent	1,571	20,102	7.19	Note 1	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note 1	None
Stock	CHINGIS TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	4,030	35,669	6.97	Note 1	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Financial assets measured at cost, noncurrent	3,763	62,770	6.95	Note 1	None
Stock	RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note 1	None

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	8,529	$85,291	6.62	Note 1	None
Stock	HT MMOBILE INC.	-	Financial assets measured at cost, noncurrent	11,500	-	6.54	Note 1	None
Stock	COTECH, INC.	-	Financial assets measured at cost, noncurrent	964	-	6.40	Note 1	None
Stock	DAWNING LEADING TECHNOLOGY INC. (formerly KUN YUAN TECHNOLOGY CO., LTD.)	-	Financial assets measured at cost, noncurrent	9,005	90,049	5.81	Note 1	None
Stock	BEYOND INNOVATION TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,859	33,377	5.51	Note 1	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets measured at cost, noncurrent	4,075	29,136	5.38	Note 1	None
Stock	ACTI CORP.	-	Financial assets measured at cost, noncurrent	1,874	17,306	5.30	Note 1	None
Stock	COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	87	-	5.03	Note 1	None
Stock	PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note 1	None
Stock	LUMINESCENCE TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	350	17,500	4.92	Note 1	None
Stock	LUMITEK CORP.	-	Financial assets measured at cost, noncurrent	1,785	32,000	4.81	Note 1	None
Stock	EUTECH MICROELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,700	59,500	4.72	Note 1	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	287	2,774	4.33	Note 1	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets measured at cost, noncurrent	18,700	224,200	4.23	Note 1	None
Stock	MOBILE DEVICES INC.	-	Financial assets measured at cost, noncurrent	2,309	8,185	3.96	Note 1	None
Stock	IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	799	4,378	3.81	Note 1	None
Stock	HITOP COMMUNICATIONS CORP.	-	Financial assets measured at cost, noncurrent	481	4,810	3.72	Note 1	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	11,254	131,806	3.43	Note 1	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	525	-	3.16	Note 1	None

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	DRAMEXCHANGE TECH. INC.	-	Financial assets measured at cost, noncurrent	336	$5,400	2.83	Note 1	None
Stock	JMICRON TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	2,030	21,878	2.75	Note 1	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	4,603	92,352	2.52	Note 1	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	3,000	66,000	2.41	Note 1	None
Stock	EGIS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,134	16,663	2.28	Note 1	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,429	57,253	1.59	Note 1	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	600	30,000	1.39	Note 1	None
Fund	CRYSTAL INTERNET VENTURE FUND II(BVI), L.P.	-	Financial assets measured at cost, noncurrent	-	9,124	1.09	N/A	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	-	1.02	Note 1	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Financial assets measured at cost, noncurrent	1,530	15,000	0.91	Note 1	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	678	5,943	0.43	Note 1	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Financial assets measured at cost, noncurrent	4,000	72,000	0.37	Note 1	None
Stock	APTOS DESIGN LAB INC.	-	Financial assets measured at cost, noncurrent	229	9,368	0.28	Note 1	None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	97 (Note 2)	-	0.00	Note 1	None
Fund	IGLOBE PARTNERS FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	37,351	-	N/A	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	-	Financial assets measured at cost, noncurrent	4,170	181,286	-	N/A	None
Stock	ALLIANCE OPTOTEK CORP.	-	Prepayment for long-term investments	1,664	16,643	-	-	None

Note 1 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2012.
Note 2 : The number of shares presented in the table is one unit of common share.

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	500	$51,000	-	$51,000	None
Stock	SOARING CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	900	20,832	100.00	20,832	None
Capital	SHANDONG HUAHONG ENERGY INVEST CO., INC.	Investee company	Long-term investments accounted for under the equity method	-	714,555	50.00	716,258	None
Stock	LIST EARN ENTERPRISE INC.	Investee company	Long-term investments accounted for under the equity method	309	9,825	49.00	9,825	None
Stock	YUNG LI INVESTMENTS, INC.	Investee company	Long-term investments accounted for under the equity method	0.28	210,523	45.16	210,523	None
Fund	CTC CAPITAL PARTNERS I, L.P.	Investee company	Long-term investments accounted for under the equity method	-	125,987	31.40	125,987	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	3,165	25,371	17.81	8,842	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	26,810	171,009	8.79	153,130	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and TLC	Long-term investments accounted for under the equity method	28,601	426,176	5.87	426,176	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,250	12,006	4.34	11,660	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	6,193	104,657	4.06	104,657	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	6,423	1,306,989	2.29	1,306,989	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	2,357	61,986	1.16	61,986	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	5,106	334,419	0.59	334,419	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	936	40,168	0.31	40,168	None
Stock	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	230	21,650	0.00	21,650	None
Stock	KU6 MEDIA CO., LTD.	-	Available-for-sale financial assets, noncurrent	78 (Note 2)	-	0.00	-	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets measured at cost, noncurrent	100,000	32,290	11.57	Note 1	None

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	9,804	$196,710	5.36	Note 1	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets measured at cost, noncurrent	18,700	224,200	4.23	Note 1	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	5,837	60,050	3.72	Note 1	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Financial assets measured at cost, noncurrent	1,049	24,116	1.94	Note 1	None
Stock	E-ONE MOLI ENERGY CORP.	-	Financial assets measured at cost, noncurrent	4,000	31,200	1.59	Note 1	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	600	30,000	1.39	Note 1	None
Stock	ADATA TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,000	100,000	0.89	Note 1	None
Stock	CANDO CORP.	-	Financial assets measured at cost, noncurrent	5,047	77,684	0.56	Note 1	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Financial assets measured at cost, noncurrent	4,000	72,000	0.37	Note 1	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	-	Financial assets measured at cost, noncurrent	7,575	293,729	-	N/A	None
Stock-Preferred stock	YETI GROUP LTD.	-	Financial assets measured at cost, noncurrent	6,152	89,296	-	N/A	None
Stock-Preferred stock	WINKING ENTERTAINMENT LTD.	-	Financial assets measured at cost, noncurrent	4,230	135,136	-	N/A	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	25,224	-	N/A	None
Stock-Preferred stock	YOUJIA GROUP LTD.	-	Financial assets measured at cost, noncurrent	1,389	45,308	-	N/A	None
Stock-Preferred stock	ALO7.COM LIMITED (CAYMAN)	-	Financial assets measured at cost, noncurrent	467	30,006	-	N/A	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Prepayment for long-term investments	1,291	12,914	-	N/A	None

Note 1 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2012.
Note 2 : The number of shares presented in the table is one unit of common share.

UNITRUTH INVESTMENT CORP.				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	EDISON OPTO CORP.	-	Financial assets at fair value through profit or loss, noncurrent	200	$22,760	-	$22,760	None
Stock	MOS ART PACK CORP.	Investee company	Long-term investments accounted for under the equity method	9,869	60,524	18.53	60,524	None

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	1,286	$6,354	7.23	$3,592	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	570	2,588	4.85	2,588	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	11,598	72,133	3.80	66,245	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,084	13,386	3.76	10,112	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and Unitruth	Long-term investments accounted for under the equity method	10,990	163,761	2.25	163,761	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,271	21,478	0.83	21,478	None
Stock	IC PLUS CORP.	-	Available-for-sale financial assets, noncurrent	334	3,608	0.38	3,608	None
Stock	EE SOLUTIONS, INC.	-	Financial assets measured at cost, noncurrent	2,782	13,494	9.60	Note 1	None
Stock	OCULON OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,288	-	7.77	Note 1	None
Stock	BCOM ELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,260	12,600	7.68	Note 1	None
Stock	AWISE FIBER TECH. CO., LTD.	-	Financial assets measured at cost, noncurrent	1,089	13,174	7.62	Note 1	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	3,410	39,593	7.42	Note 1	None
Stock	COTECH, INC.	-	Financial assets measured at cost, noncurrent	952	-	6.31	Note 1	None
Stock	YAYATECH CO., LTD.	-	Financial assets measured at cost, noncurrent	1,037	40,415	6.22	Note 1	None
Stock	EPITRON TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,528	15,283	6.11	Note 1	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	6,374	63,739	4.94	Note 1	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,390	24,016	4.91	Note 1	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,200	10,500	4.91	Note 1	None
Stock	HT MMOBILE INC.	-	Financial assets measured at cost, noncurrent	8,500	-	4.83	Note 1	None
Stock	PRINCEDOM PRECISION CORP.	-	Financial assets measured at cost, noncurrent	1,047	10,470	4.79	Note 1	None

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	ADVANCE MATERIALS CORP.	-	Financial assets measured at cost, noncurrent	6,039	$62,427	4.39	Note 1	None
Stock	CHINGIS TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	2,418	29,978	4.18	Note 1	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	252	2,434	3.80	Note 1	None
Stock	CANDMARK ELECTROPTICS CO., LTD. (formerly CANDMARK ENTERPRISE CO., LTD.)	-	Financial assets measured at cost, noncurrent	2,017	33,645	3.72	Note 1	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets measured at cost, noncurrent	2,195	15,695	2.90	Note 1	None
Stock	DRAMEXCHANGE TECH. INC.	-	Financial assets measured at cost, noncurrent	336	5,400	2.83	Note 1	None
Stock	EGIS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,016	27,355	2.05	Note 1	None
Stock	ACTI CORP.	-	Financial assets measured at cost, noncurrent	716	9,739	2.03	Note 1	None
Stock	LUMITEK CORP.	-	Financial assets measured at cost, noncurrent	683	12,252	1.84	Note 1	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	340	7,950	1.35	Note 1	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	1,473	29,553	0.81	Note 1	None
Stock	MOBILE DEVICES INC.	-	Financial assets measured at cost, noncurrent	300	858	0.51	Note 1	None
Stock	JMICRON TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	328	1,295	0.44	Note 1	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Financial assets measured at cost, noncurrent	510	5,000	0.30	Note 1	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	353	3,090	0.22	Note 1	None
Stock	MERCURIES LIFE INSURANCE CO., LTD.	-	Financial assets measured at cost, noncurrent	2,000	36,000	0.19	Note 1	None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	97 (Note 2)	-	0.00	Note 1	None
Stock	ALLIANCE OPTOTEK CORP.	-	Prepayment for long-term investments	525	5,246	-	-	None

Note 1 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2012.
Note 2 : The number of shares presented in the table is one unit of common share.

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

SOARING CAPITAL CORP.
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Capital	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investee company	Long-term investments accounted for under the equity method	-		$17,997	100.00		$17,997	None

UMC CAPITAL CORP.
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock-Preferred stock	MORGAN STANLEY CAP TRUST VII	-	Financial assets at fair value through profit or loss, noncurrent	40	USD	960	-	USD	960	None
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD	466	100.00	USD	466	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD	7,019	100.00	USD	7,019	None
Stock	ECP VITA PTE. LTD.	Investee company	Long-term investments accounted for under the equity method	9,000	USD	9,054	100.00	USD	9,054	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	2,519	USD	2,814	45.66	USD	2,280	None
Stock	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD	1,416	35.45	USD	1,416	None
Fund	TRANSLINK CAPITAL PARTNERS I L.P.	Investee company	Long-term investments accounted for under the equity method	-	USD	3,090	10.38	USD	3,090	None
Stock	PARADE TECHNOLOGIES, LTD.	-	Available-for-sale financial assets, noncurrent	5,624	USD	74,879	10.99	USD	74,879	None
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	20	USD	629	0.00	USD	629	None
Stock	PATENTOP, LTD.	-	Financial assets measured at cost, noncurrent	720		-	18.00		Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD	7,035	9.76		Note	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	1,571	USD	1,000	-		N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	10,233	USD	4,322	-		N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	173	USD	1,822	-		N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	1,171	USD	1,729	-		N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770	USD	4,820	-		N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	-	USD	651	-	N/A	None
Stock-Preferred stock	REALLUSION (CAYMAN) HOLDING INC.	-	Financial assets measured at cost, noncurrent	1,872	USD	555	-	N/A	None
Stock	LUMINUS DEVICES, INC.	-	Financial assets measured at cost, noncurrent	20	USD	20	-	Note	None
Stock	QSECURE, INC.	-	Financial assets measured at cost, noncurrent	2,032	USD	4,058	-	Note	None
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	-	Financial assets measured at cost, noncurrent	9	USD	9,000	-	N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	2,500	USD	2,000	-	N/A	None
Stock-Preferred stock	NEVO ENERGY, INC. (formerly SOLARGEN ENERGY INC.)	-	Financial assets measured at cost, noncurrent	4,980	USD	4,980	-	N/A	None
Stock-Preferred stock	UBIQUISYS LTD.	-	Financial assets measured at cost, noncurrent	437	USD	1,000	-	N/A	None
Fund	TRANSLINK CAPITAL PARTNERS II L.P.	-	Financial assets measured at cost, noncurrent	-	USD	901	-	N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD	5,000	-	N/A	None
Stock	AICENT HOLDINGS CORP.	-	Financial assets measured at cost, noncurrent	100	USD	50	-	Note	None
Stock-Preferred stock	AICENT HOLDINGS CORP.	-	Financial assets measured at cost, noncurrent	400	USD	200	-	N/A	None
Stock	UNICLOVER HOLDING LTD.	-	Financial assets measured at cost, noncurrent	6,328	USD	6,304	-	Note	None
Stock-Preferred stock	SWIFTSTACK, INC.	-	Financial assets measured at cost, noncurrent	508	USD	324	-	N/A	None
Stock-Preferred stock	THISMOMENT,INC	-	Financial assets measured at cost, noncurrent	1,301	USD	2,000	-	N/A	None
Stock	KOTURA, INC.	-	Financial assets measured at cost, noncurrent	0.59		-	-	Note	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750		-	-	N/A	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95		-	-	Note	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Prepayment for long-term investments	1,000	USD	1,000	-	N/A	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2012.

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	GREEN FIELD (SAMOA) LIMITED	Investee company	Long-term investments accounted for under the equity method	0	$0	100.00	$0	None
Stock	TERA ENERGY DEVELOPMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	18,000	175,044	100.00	175,044	None
Stock	EVERRICH ENERGY CORPORATION	Investee company	Long-term investments accounted for under the equity method	29,283	349,762	90.57	349,762	None
Stock	UNISTARS CORPORATION	Investee company	Long-term investments accounted for under the equity method	26,824	155,700	72.83	155,524	None
Stock	WAVETEK MICROELECTRONICS CORPORATION	Investee company	Long-term investments accounted for under the equity method	49,143	287,708	72.16	287,708	None
Stock	UNITED LIGHTING OPTO-ELECTRONIC INC.	Investee company	Long-term investments accounted for under the equity method	8,949	39,283	55.25	39,283	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	148,023	846,885	48.54	845,458	None
Stock	UNITED LED CORPORATION HONG KONG LIMITED	Investee company	Long-term investments accounted for under the equity method	22,500	494,385	45.00	494,385	None
Stock	LTI REENERGY CO., LTD.	Investee company	Long-term investments accounted for under the equity method	400	2,325	40.00	2,325	None
Stock	SOLARGATE TECHNOLOGY CORPORATION	Investee company	Long-term investments accounted for under the equity method	12,437	24,763	32.73	24,763	None
Capital	WINAICO IMMOBILIEN GMBH	-	Non-current assets held for sale	-	228,067	32.80	Note	None
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	3,000	150,000	6.91	Note	None
Stock	LICO TECHNOLOGY CORPORATION	-	Financial assets measured at cost, noncurrent	4,089	89,947	3.29	Note	None
Stock	POWERTEC ENERGY CORPORATION	-	Financial assets measured at cost, noncurrent	10,000	110,000	2.26	Note	None

Note : The net assets values for unlisted investees classified as "Non-current assets held for sale" and "Financial assets measured at cost, noncurrent" were not available as of June 30, 2012.

GREEN FIELD (SAMOA) LIMITED
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	NEW BUSINESS REALTY (SAMOA) LIMITED	Investee company	Long-term investments accounted for under the equity method	0	$0	100.00	$0	None

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

EVERRICH ENERGY CORP.
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	EVERRICH ENERGY INVESTMENT (HK) LIMITED	Investee company	Long-term investments accounted for under the equity method	3,200	$250,519	100.00	$250,519	None
Stock	SMART ENERGY ENTERPRISES LIMITED	Investee company	Long-term investments accounted for under the equity method	1,821	12,336	100.00	12,336	None

EVERRICH ENERGY INVESTMENT (HK) LIMITED
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	EVERRICH (SHANDONG) ENERGY CO., LTD.	Investee company	Long-term investments accounted for under the equity method	-	$247,904	100.00	$247,904	None

SMART ENERGY ENTERPRISES LIMITED
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	SMART ENERGY SHANDONG CORPORATION	Investee company	Long-term investments accounted for under the equity method	-	$10,941	100.00	$10,941	None

EVERRICH (SHANDONG) ENERGY CO., LTD.
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	GOLMUD SOLARGIGA ENERGY ELECTRIC POWER CO.,LTD	-	Financial assets measured at cost, noncurrent	-	$47,147	10.00	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2012.

WAVETEK MICROELECTRONICS CORPORATION
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investee company	Long-term investment accounted for under the equity method	0	$0	100.00	$0	None

TERA ENERGY DEVELOPMENT CO., LTD
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	TERA ENERGY USA INC.	Investee company	Long-term investments accounted for under the equity method	0	$39	100.00	$39	None
Stock	WINAICO SOLAR PROJEKT 1 GMBH	Investee company	Long-term investments accounted for under the equity method	1,120	45,563	50.00	45,563	None
Capital	WINAICO IMMOBILIEN GMBH	-	Non-current assets held for sale	-	85,104	18.10	Note	None

Note : The net assets values for unlisted investees classified as "Non-current assets held for sale" were not available as of June 30, 2012.

ATTACHMENT 4 (Securities held as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

GREEN EARTH LIMITED
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	DAIWA QUANTUM CAPITAL PARTNERS I, L.P.	Investee company	Long-term investments accounted for under the equity method	-	$59,463	12.50	$59,463	None

NEXPOWER TECHNOLOGY CORPORATION
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	NEWENERGY HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	13,500	$334,887	100.00	$334,887	NA
Stock	NPT HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	0	0	100.00	0	NA
Capital	ASEPOWER 1 S.R.L.	Investee company	Long-term investments accounted for under the equity method	-	-	75.00	-	NA
Capital	SOCIALNEX ITALIA 1 S.R.L.	Joint venture investment company	Non-current assets held for sale	-	27,660	50.91	Note	NA
Stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54	3,244	18.00	Note	NA

Note : Net assets value of Non-current assets held for sale and Financial assets measured at cost can't be acquired in time.

NPT HOLDING LIMITED
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	NLL HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	0	$0	100.00	$0	NA

NEWENERGY HOLDING LIMITED
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	FUTUREPOWER HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	13,500	$334,887	100.00	$334,887	NA

FUTUREPOWER HOLDING LIMITED
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	NEXPOWER (SHANDONG) ENERGY CO.,LTD	Investee company	Long-term investments accounted for under the equity method	-	$334,887	100.00	$334,887	NA

UMC INVESTMENT(SAMOA) LIMITED
				June 30, 2012
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	UMC (BEIJING) LIMITED	Investee company	Long-term investments accounted for under the equity method	-	$14,860	100.00	$14,860	NA

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2012)

(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	HOLTEK SEMICONDUCTOR INC.	Available-for-sale financial assets, noncurrent	Open market	-	35,961	$952,973	-	$-	6,391	$218,463	$85,190	$133,646 (Note 3)	29,570	$946,248
Stock	SPRINGSOFT, INC.	Available-for-sale financial assets, noncurrent	Open market	-	8,658	288,741	-	-	8,658	361,376	165,799	195,577	-	-
Stock	CHIPBOND TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	-	5,236	154,466	-	-	5,236	178,386	95,972	82,414	-	-

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.

Note 2 : The disposal cost represents historical cost.

Note 3 : The gain on disposal includes cumulative translation adjustments of NT$373 thousand.

TLC CAPITAL CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	SIMPLO TECHNOLOGY CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	7,452	$1,319,101	-	$-	1,030	$216,423	$36,653	$179,770	6,423	$1,306,989
Stock	EPISTAR CORP.	Available-for-sale financial assets, noncurrent	Open market	-	10,358	665,995	-	-	5,252	356,441	155,459	200,982	5,106	334,419

Note 1 : The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices. Note 2 : The disposal cost represents historical cost.

UMC NEW BUSINESS INVESTMENT CORP.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	WIN WIN PRECISION TECHNOLOGY CO., LTD.	Financial assets measured at cost, noncurrent	Purchase of newly issued shares	-	-	$-	3,000	$150,000	-	$-	$-	$-	3,000	$150,000
Capital	WINAICO IMMOBILIEN GMBH	Non-current assets held for sale	Purchase of newly issued shares	-	-	-	-	228,067	-	-	-	-	-	228,067

EVERRICH (SHANDONG) ENERGY CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Capital	GOLMUD SOLARGIGA ENERGY ELECTRIC POWER CO.,LTD	Financial assets measured at cost, noncurrent	Purchase of newly issued shares	-	-	RMB 2,000	-	RMB 8,000	-	$-	$-	$-	-	RMB 10,000

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments

Land	2012.05.08	$135,246	100% fullfilled	Wu Kuan-Chang and others	Third party	N/A	N/A	N/A	N/A	Acquisition cost	Dormitory purpose	None

NEXPOWER (SHANDONG) ENERGY CO.,LTD

						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments

Construction in progress	2012.06.27	RMB 21,258	RMB 11,413 was paid	Shangding Engineering & Construction Co., Ltd	Third party	N/A	N/A	N/A	N/A	Bargain	New plant construction and utilization has not yet started	None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
UMC GROUP (USA)	Investee company	Sales		$23,255,445	45%	Net 60 Days	N/A	N/A		$5,616,589	34%
UMC JAPAN	Investee company	Sales		574,662	1%	Net 60 Days	N/A	N/A		243,383	1%

UMC GROUP (USA)

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD	785,920	100%	Net 60 Days	N/A	N/A	USD	188,350	100%

UMC JAPAN

		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY	1,341,487	64%	Net 60 Days	N/A	N/A	JPY	647,190	45%

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

EVERRICH (SHANDONG) ENERGY CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
JINING SUNRICH SOLAR ENERGY CORPORATION	The general manager is also the chairman of the subsidiaries	Sales	RMB	13,502	46%	Month-end 90 Days	N/A	N/A	RMB	10,959	29%

SMART ENERGY SHANDONG CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Related party	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (payable) (%)
JINING SUNRICH SOLAR ENERGY CORPORATION	The general manager is also the chairman of the subsidiaries	Sales	RMB	1,232	100%	Month-end 90 Days	N/A	N/A		$-	-

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of for the six-month period ended June 30, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status

UMC GROUP (USA)	Investee company	$-	$5,616,589	$22	$5,616,611	9.55	$-	-	$5,616,611	$255,600
UMC JAPAN	Investee company	-	243,383	76	243,459	5.52	-	-	82,737	-

EVERRICH (SHANDONG) ENERGY CO., LTD.

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status

JINING SUNRICH SOLAR ENERGY CORPORATION	The general manager is also the chairman of the subsidiaries	$-	RMB 10,959	$-	RMB 10,959	1.06	$-	-	$-	$-

NEXPOWER TECHNOLOGY CORPORATION

		Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts

Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collection status

SOCIALNEX ITALIA 1 S.R.L.	Joint venture investment company	$-	$81,004	$64,308	$145,312	2.16	$81,004	Business Dunning	$-	$-

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,383,309	$(11,282)	$(11,282)
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Market development	USD	5,421	USD	5,421	9	100.00	312,119	2,403	2,403
UMC CAPITAL CORP.	Grand Cayman, Cayman Islands	Investment holding	USD	124,000	USD	124,000	114,163	100.00	6,256,207	376,043	376,043
GREEN EARTH LIMITED	Apia, Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	279,603	(6,098)	(6,098)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	New business investment		6,000,000		6,000,000	486,150	100.00	6,281,181	94,796	94,796
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		6,000,000		6,000,000	600,000	100.00	3,999,070	(526,705)	(560,092)
UMC INVESTMENT (SAMOA) LIMITED	Apia, Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	43,444	(1,412)	(1,412)
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for investment in new business		5,000,053		5,000,053	573,800	100.00	6,182,060	(147,481)	(138,638)
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,541,353	JPY	26,941,354	6	100.00	3,649,049	(647,914)	(603,325)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	46.49	210,099	(14,245)	(6,623)
MEGA MISSION LIMITED PARTNERSHIP	Grand Cayman, Cayman Islands	Investment holding	USD	67,500	USD	67,500	-	45.00	1,356,958	166,445	74,900
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		5,331,885		5,331,885	215,283	44.16	3,207,919	(693,079)	(306,050)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	702,236	24,474	10,279
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	117,275	36.49	2,889,609	41,098	14,996
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	78,065	USD	77,541	240,972	35.03	3,503,620	1,059,210	382,447
UNIMICRON HOLDING LIMITED	Apia, Samoa	Investment holding	USD	20,000	USD	20,000	20,000	21.93	647,560	145,395	31,885

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding	$800,000	$800,000	132,660	100.00	$997,465	$(54,375)	$(54,375)
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging	290,000	290,000	29,000	54.45	177,849	-	-	Note
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials	66,438	66,438	7,198	25.00	76,805	(5,318)	(1,335)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	115,204	115,204	4,079	22.95	32,696	(27,346)	(6,276)
HIGH POWER LIGHTING CORP.	New Taipei City, Taiwan	High brightness LED package and Lighting module R&D and manufacture	54,300	54,300	1,810	15.39	8,219	(20,403)	(3,608)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale	384,140	384,140	26,810	8.79	171,009	(622,877)	(54,858)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries	678,000	678,000	24,600	5.05	366,563	(693,079)	(34,972)
CRYSTALWISE TECHNOLOGY INC.	Hsinchu County, Taiwan	Sales and manufacturing of brittle material substrates	82,652	82,652	3,906	4.21	88,832	15,674	667

Note : On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$20,832	$(7,554)	$(7,554)
SHANDONG HUAHONG ENERGY INVEST CO., INC.	China	Invest new energy business	USD	22,290	USD	22,290	-	50.00	714,555	(27,663)	(13,832)
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	9,825	533	261
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		280,000		280,000	0.28	45.16	210,523	(6,445)	(3,001)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,500	USD	4,500	-	31.40	125,987	(1,261)	(396)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		122,459		122,459	3,165	17.81	25,371	(27,346)	(4,870)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		384,140		384,140	26,810	8.79	171,009	(622,877)	(54,858)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	28,601	5.87	426,176	(693,079)	(40,659)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials		8,125		8,125	1,250	4.34	12,006	(5,318)	(231)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2012) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment		Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value

MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging	$98,690	$98,690	9,869	18.53	$60,524	$-	$-	Note
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	34,316	34,316	1,286	7.23	6,354	(27,346)	(1,978)
HIGH POWER LIGHTING CORP.	New Taipei City, Taiwan	High brightness LED package and Lighting module R&D and manufacture	17,700	17,700	570	4.85	2,588	(20,403)	(1,136)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale	165,272	165,272	11,598	3.80	72,133	(622,877)	(23,732)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials	10,021	10,021	1,084	3.76	13,386	(5,318)	(201)
NEXPOWER TECHNOLOGY CORP.	Taichung City, Taiwan	Sales and manufacturing of solar power batteries	309,700	309,700	10,990	2.25	163,761	(693,079)	(15,624)

Note : On March 10, 2011, MOS ART PACK CORP. (MAP) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MAP thereafter.

SOARING CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	China	Investment Holding and advisory	USD	800	USD	800	-	100.00	$17,997			$(7,966)		$(7,966)

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC CAPITAL (USA)	Sunnyvale, California, USA	Investment holding	USD	200	USD	200	200	100.00	USD	466	USD	9	USD	9
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	7,019	USD	364	USD	364
ECP VITA PTE. LTD.	British Virgin Islands	Insurance	USD	9,000	USD	-	9,000	100.00	USD	9,054	USD	54	USD	54
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	10,250	USD	5,250	2,519	45.66	USD	2,814	USD	(2,339)	USD	(1,053)
UC FUND II	Cayman Islands	Investment holding	USD	575	USD	750	5,000	35.45	USD	1,416	USD	(30)	USD	(11)
TRANSLINK CAPITAL PARTNERS I L.P.	Cayman Islands	Investment holding	USD	3,379	USD	3,998	-	10.38	USD	3,090	USD	(1,736)	USD	(266)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

GREEN FIELD (SAMOA) LIMITED	Samoa	Investment holding		$0		$0	0	100.00	$0	$-	$-
TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		180,000		180,000	18,000	100.00	175,044	3,330	3,220
EVERRICH ENERGY CORPORATION	Hsinchu City, Taiwan	Solar engineering integrated design services		229,263		152,416	29,283	90.57	349,762	14,353	13,028
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		268,240		268,240	26,824	72.83	155,700	(49,398)	(35,978)
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu City, Taiwan	GaAs Foundry service		491,430		491,430	49,143	72.16	287,708	(112,465)	(81,158)
UNITED LIGHTING OPTO-ELECTRONIC INC.	Hsinchu City, Taiwan	LED lighting manufacturing and sale		266,772		266,772	8,949	55.25	39,283	(27,463)	(15,172)
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		2,054,527		2,054,527	148,023	48.54	846,885	(622,877)	(302,899)
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	45.00	494,385	(205,691)	(92,562)
LTI REENERGY CO., LTD.	Hsinchu City, Taiwan	Photovoltaic Inverter Sale		4,000		4,000	400	40.00	2,325	(1,456)	(593)
SOLARGATE TECHNOLOGY CORPORATION	Kinmen County, Taiwan	Solar power module manufacturing and sale		184,239		184,239	12,437	32.73	24,763	(40,124)	(14,677)

GREEN FIELD (SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

NEW BUSINESS REALTY (SAMOA) LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	$0	$-	$-

EVERRICH ENERGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	3,200	USD	2,200	3,200	100.00	$250,519	$8,042	$8,042
SMART ENERGY ENTERPRISES LIMITED	Hongkong	Investment holding	USD	235	USD	235	1,821	100.00	12,336	92	92

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

EVERRICH ENERGY INVESTMENT (HK) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

EVERRICH (SHAN DONG) ENERGY CO., LTD.	China	Solar engineering integrated design services	USD	3,100	USD	2,100	-	100.00	$247,904	$8,083	$8,083

SMART ENERGY ENTERPRISES LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

SMART ENERGY SHANDONG CORPORATION	China	Solar engineering integrated design services	USD	200	USD	200	-	100.00	$10,941	$134	$134

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	0	USD	0	0	100.00	$0	$-	$-	Note

Note : WAVETEK MICROELECTRONICS CORPORATION has not yet invested in WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED.

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

TERA ENERGY USA INC.	USA	Solar project		$354		$-	0	100.00	$39	$(315)	$(315)
WINAICO SOLAR PROJEKT 1 GMBH	Germany	Solar project	EUR	1,120	EUR	1,120	1,120	50.00	45,563	7,967	3,897

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

DAIWA QUANTUM CAPITAL PARTNERS I, L.P.	Tokyo, Japan	Investment holding	USD	2,636	USD	2,522	-	12.50	$59,463	$(23,559)	$(3,130)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

NEXPOWER TECHNOLOGY CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

NEWENERGY HOLDING LIMITED	Samoa	Investment holding	USD	13,500	USD	13,500	13,500	100.00	$334,887	$(35,343)	$(35,343)
NPT HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	0	-	-
ASEPOWER 1 S.R.L.	Italy	Photovoltaic power plant	EUR	814	EUR	7	-	75.00	-	-	-

NPT HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

NLL HOLDING LIMITED	Samoa	Investment holding	USD	0	USD	0	0	100.00	$0	$-	$-

NEWENERGY HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

FUTUREPOWER HOLDING LIMITED	Samoa	Investment holding	USD	13,500	USD	13,500	13,500	100.00	$334,887	$(35,343)	$(35,343)

FUTUREPOWER HOLDING LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

NEXPOWER (SHANDONG) ENERGY CO.,LTD	China	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	USD	13,500	USD	13,500	-	100.00	$334,887	$(35,343)	$(35,343)

UMC INVESTMENT(SAMOA) LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of June 30, 2012			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value

UMC (BEIJING) LIMITED	China	Marketing activities	USD	500	USD	-	-	100.00	$14,860	$(30)	$(30)

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Main Businesses and Products	Total Amount of Paid-in Capital		Method of Investment (Note 2)	Accumulated Outflow of Investment from Taiwan as of January 1, 2012		Investment Flows			Accumulated Outflow of Investment from Taiwan as of June 30, 2012		Percentage of Ownership	Investment income (loss) recognized (Note 3)	Carrying Value as of June 30, 2012	Accumulated Inward Remittance of Earnings as of June 30, 2012

							Outflow		Inflow
JIAOYUE SOFTWARE (SHANGHAI) CO., LTD.	Computer software development	(USD	$44,730 1,500)	(ii)	(USD	$31,520 1,057)		$-	$-	(USD	$31,520 1,057)	(Note 5)	(ii)	(Note 3、ii)	$-
TOUCH EQUIPMENT LEASING (SHANGHAI) CO., LTD. (Note 4)	Computer and peripheral equipment leasing	(USD	238,560 8,000)	(ii)	(USD	141,406 4,742)		-	-	(USD	141,406 4,742)	(Note 5)	(ii)	(Note 3、ii)	-
CHU DONG MULTIMEDIA SOFTWARE (SHANGHAI) CO., LTD.	Multimedia technology development	(USD	2,982 100)	(ii)	(USD	447 15)		-	-	(USD	447 15)	(Note 5)	(ii)	(Note 3、ii)	-
CHU DONG MULTIMEDIA TECHNOLOGY (SHANGHAI) CO., LTD.	Multimedia technology development	(USD	178,920 6,000)	(ii)	(USD	5,308 178)		-	-	(USD	5,308 178)	(Note 5)	(ii)	(Note 3、ii)	-
RE BO CULTURE BROADCASTING LTD. (BEIJING)	TV program producing、Advertisement、Added value service	(USD	298,200 10,000)	(ii)	(USD	1,819 61)		-	-	(USD	1,819 61)	(Note 6)	(iii)	(Note 3、iii)	-
U-YOU INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.	Commercial consult of TV shopping、Business market plans and business management consult, etc.	(USD	149,100 5,000)	(ii)	(USD	1,252 42)		-	-	(USD	1,252 42)	(Note 7)	(iii)	(Note 3、iii)	-
KU6 (BEIJING) TECHNOLOGY CO., LTD.	Computer software and Computer system integrate, and data processing, etc.	(USD	289,254 9,700)	(ii)		-		-	-		-	(Note 8)	-	-	-
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	23,856 800)	(i)	(USD	23,856 800)		-	-	(USD	23,856 800)	100.00%	(7,517) (v)	17,997	-
MYMYTI NETWORK TECHNOLOGY CO., LTD.	Computer system services、Commercial consult, etc.	(RMB	114,544 24,863)	(ii)	(USD	14,045 471)		-	-	(USD	14,045 471)	(Note 9)	(iii)	(Note 3、iii)	-
SHANGHAI NEW KNOWLEDGE TRADING LTD.	Online Education Advisory services, etc.	(RMB	4,607 1,000)	(ii)	(USD	268 9)		-	-	(USD	268 9)	(Note 10)	(iii)	-	-
YANGZHOU SOLID STATE LIGHTING CO., LTD.	Design and sale of LED	(USD	21,470 720)	(ii)	(USD	8,767 294)		-	-	(USD	8,767 294)	(Note 11)	(iii)	(Note 3、iii)	-
BEIJING TONGFANG E-COMMERCE CO., LTD.	E-Commerce Investment Advisory, etc.	(RMB	621,945 135,000)	(ii)	(USD	45,088 1,512)		-	-	(USD	45,088 1,512)	(Note 12)	-	-	-
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	(RMB	1,382,100 300,000)	(iii)	(USD	664,688 22,290)		-	-	(USD	664,688 22,290)	50.00%	(13,832) (iv)	714,555	-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain Solar power plant	(RMB	1,243,890 270,000)	(iii)		-		(Note 13)	-		-	-	-	-	-
BEAUTY ESSENTIALS INTERNATIONAL LTD. (SHANGHAI)	Cosmetics import and export, wholesale, and retail	(USD	29,820 1,000)	(ii)	(USD	4,175 140)	(USD	3,459 116)	-	(USD	7,634 256)	(Note 14)	-	(Note 3、iii)	-

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2012)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Investee company	Main Businesses and Products	Total Amount of Paid-in Capital		Method of Investment (Note 2)	Accumulated Outflow of Investment from Taiwan as of January 1, 2012		Investment Flows			Accumulated Outflow of Investment from Taiwan as of June 30, 2012		Percentage of Ownership	Investment income (loss) recognized (Note 3)		Carrying Value as of June 30, 2012		Accumulated Inward Remittance of Earnings as of June 30, 2012

							Outflow		Inflow
XUEREN NETWORK (SHENZHEN) CO., LTD.	Engaged in the network hardware and software's technological development	(USD	$1,015,639 34,059)	(ii)	(USD	$72,671 2,437)		$-	$-	(USD	$72,671 2,437)	(Note 15)		$-		$-	$-
JOBMET LTD.	Online Job searching and maching	(USD	11,928 400)	(ii)	(USD	268 9)		-	-	(USD	268 9)	(Note 16)		-		-	-
SHANGHAI WINKING ENTERTAINMENT LTD.	Development, design, and production of computer software, sale of products, and provide after-sales service and technical advice	(USD	238,560 8,000)	(ii)		-	(USD	40,764 1,367)	-	(USD	40,764 1,367)	(Note 17)		-		-	-
NANJING WINKING ENTERTAINMENT LTD.	Development, design, and production of computer software, sale of products, and provide after-sales service and technical advice	(USD	61,131 2,050)	(ii)		-	(USD	18,876 633)	-	(USD	18,876 633)	(Note 17)		-		-	-
YOUJIA (SHANGHAI) NETWORK TECHNOLOGY COMPANY LTD.	Development of network technology and computer software	(USD	44,730 1,500)	(ii)		-	(USD	44,730 1,500)	-	(USD	44,730 1,500)	(Note 18)		-		-	-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	(USD	92,442 3,100)	(i)	(USD	62,622 2,100)	(USD	29,820 1,000)	-	(USD	92,442 3,100)	90.57%	(USD	7,366 247) (iv)	(USD	224,515 7,529)	-
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers and chips	(USD	1,341,900 45,000)	(i)	(USD	447,300 15,000)		-	-	(USD	447,300 15,000)	45.00%	(USD	(85,703) (2,874)) (iv)	(USD	464,447 15,575)	-
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO.,LTD.	LED lighting manufacturing and sale	(USD	6,680 224)	(i)	(USD	3,250 109)		-	-	(USD	3,250 109)	27.07%		(470) (v)		1,751	-
BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI	LED lighting manufacturing and sale	(USD	89,460 3,000)	(i)	(USD	89,460 3,000)		-	-	(USD	89,460 3,000)	55.25%		1,789 (v)		34,280	-
WAVETEK MICROELECTRONICS(SHANDONG) LIMITED	Compound semiconductor chips manufacturing		(Note 19)	(i)		-		-	-		-	-		-		-	-
SMART ENERGY SHANDONG CORPORATION	Solar engineering integrated design services	(USD	5,964 200)	(i)	(USD	5,964 200)		-	-	(USD	5,964 200)	90.57%		121 (iv)		9,909	9,542 (USD 320)
NEXPOWER (SHANDONG) ENERGY CO.,LTD	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	(USD	402,570 13,500)	(i)	(USD	402,570 13,500)		-	-	(USD	402,570 13,500)	57.33%		(20,259) (v)		191,990	-
UNIMICRON TECHNOLOGY (SUZHOU) CORP.	PCB production	(RMB	3,076,978 667,892)	(ii)	(USD	596,400 20,000)		-	-	(USD	596,400 20,000)	21.93%		46,363 (i)	(USD	713,682 23,933)	-
PARADE TECHNOLOGIES (SHANGHAI) CO., LTD.	Integrated circuit design	(USD	38,766 1,300)	(ii)	(USD	5,725 192)		-	-	(USD	5,725 192)	(Note 20)		(ii)		(Note 3、ii)	-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(USD	11,331,600 380,000)	(ii)	(USD	2,312,273 77,541)	(USD	15,626 524)	-	(USD	2,327,898 78,065)	35.03% (Note 21)		414,776 (i)		3,144,559	-
UMC (BEIJING) LIMITED	Marketing activities	(USD	14,910 500)	(ii)		-	(USD	14,910 500)	-	(USD	14,910 500)	100.00% (Note 22)		-		-	-

Accumulated Investment in Mainland China as of June 30, 2012	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment

$5,109,326 (USD 171,339)	$10,348,942 (USD 347,047)	$123,560,809

Note 1 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 2 :	The methods for engaging in investment in Mainland China include the following:
(i) Investment in Mainland China companies through a company invested and established in a third region.
(ii) Investment in Mainland China companies through an existing company established in a third region.
(iii) Direct investment in Mainland China companies.
Note 3 :	The investment income (loss) were determined based on the following basis:
(i) The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.

(ii) The equity in the earnings and carrying value are not available because the company's subsidiary's investment in the Mainland China was made indirectly through a cost method investee established in the third region.

(iii) The equity in the earnings and carrying value are not available because the investment in the Mainland China via investing in established in the third region by its investment of the company's subsidiary's investee under equity method.

(iv) The financial statements certificated by the CPA of the parent company in Taiwan.
(v) Others.
Note 4 :	TOUCH TECHNOLOGY DEVELOPMENT (SHANGHAI) CO., LTD. changed its name to TOUCH EQUIPMENT LEASING (SHANGHAI) CO., LTD., and it was approved by the competent authority.
Note 5 :

TLC CAPITAL CO., LTD. (TLC) indirectly invests in Mainland China via investing in CAPTIVATED ADVERTISING TV COMPANY LIMITED (CAPTIVATED) by its investee company, TOUCH MEDIA INTERNATIONAL HOLDINGS (TOUCH MEDIA).

Due to TLC only holds preferred shares on TOUCH MEDIA, TLC does not have significant influence for the investments that CAPTIVATED made in Mainland China.
CHU DONG MULTIMEDIA TECHNOLOGY (SHANGHAI) CO., LTD. has been made in the Investment Commission, MOEA and approved US$2,269 thousand. As of June 30, 2012, the amount of investment US$2,091 thousand has not yet been remitted.

Note 6 :	TLC indirectly invests in Mainland China via investing in ZEBRA MEDIA INC. (CAYMAN) (ZEBRA) by its investee company, CTC CAPITAL PARTNERS I, L.P. (CAYMAN) (CTC).
Due to TLC indirectly invests in RE BO CULTURE BROADCASTING LTD. (BEIJING) (RE BO), TLC does not have significant influence on RE BO.
Note 7 :	TLC indirectly invests in U-YOU INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD. (U-YOU) via investing in CTC.
Due to TLC indirectly invests in U-YOU, TLC does not have significant influence on U-YOU.
Note 8 :

KU6 HOLDING LTD. (KU6), an cost method investee of the company's subsidiary TLC, was merged into HURRAY! HOLDING CO., LTD. (HURRAY!) on Jan 18, 2010. After the merge, TLC's investment in KU6 was exchanged to HURRAY! ADSs.

And On August 17, 2010 HURRAY! HOLDING CO., LTD. has changed its name to KU6 MEDIA CO., LTD.(KU6 MEDIA).

For the investment in Mainland China made indirectly by TLC through KU6 MEDIA before the merge, TLC does not have the evidence whether KU6 MEDIA still has such investment in Mainland China after the merge.

Note 9 :	TLC indirectly invests in MYMYTI NETWORK TECHNOLOGY CO., LTD. (MYMYTI) via investing in CTC. Due to TLC indirectly invests in MYMYTI, TLC does not have significant influence on MYMYTI.
Note 10 :

TLC indirectly invests in SHANGHAI NEW KNOWLEDGE TRADING LTD. (NEW KNOWLEDGE) via investing in CTC. Due to TLC indirectly invests in NEW KNOWLEDGE, TLC does not have significant influence on NEW KNOWLEDGE.

Note 11 :

TLC indirectly invests in YANGZHOU SOLID STATE LIGHTING CO., LTD (YANGZHOU SOLID STATE) via investing in LIST EARN ENTERPRISE INC.. Due to TLC indirectly invests in YANGZHOU SOLID STATE, TLC does not have significant influence on YANGZHOU SOLID STATE. YANGZHOU SOLID STATE has been made in the Investment Commission, MOEA and approved US$294 thousand.

Note 12 :

TLC indirectly invests in BEIJING TONGFANG E-COMMERCE CO., LTD. (BEIJING TONGFANG) via investing in CTC. Due to TLC indirectly invests in BEIJING TONGFANG, TLC does not have significant influence on BEIJING TONGFANG.

Note 13 :	TLC indirectly invest Mainland China company JINING SUNRICH SOLAR ENERGY CORP. amounted US$20,125 thousand through injecting capital to SHANDONG HUAHONG ENERGY INVEST CO., INC.(SHANDONG HUAHONG)
Note 14 :	TLC indirectly invests in BEAUTY ESSENTIALS INTERNATIONAL LTD. (SHANGHAI) (BEAUTY(SHANGHAI)) via investing in BEAUTY ESSENTIALS INTERNATIONAL LTD.
Due to TLC indirectly invests in BEAUTY(SHANGHAI), TLC does not have significant influence on BEAUTY(SHANGHAI).
Note 15 :	TLC indirectly invests in XUEREN NETWORK (SHENZHEN) CO., LTD. (XUEREN) via investing in YETI GROUP LTD.
XUEREN has been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of June 30, 2012, the amount of investment US$563 thousand has not yet been remitted.
Due to TLC indirectly invests in XUEREN, TLC does not have significant influence on XUEREN.
Note 16 :	TLC indirectly invests in JOBMET LTD. (JOBMET) via investing in CTC. Due to TLC indirectly invests in JOBMET, TLC does not have significant influence on JOBMET.
Note 17 :	SHANGHAI WINKING ENTERTAINMENT LTD. and NANJING WINKING ENTERTAINMENT LTD. have been made in the Investment Commission, MOEA and approved US$2,000 thousand.
Due to TLC indirectly invests in SHANGHAI WINKING and NANJING WINKING , TLC does not have significant influence on SHANGHAI WINKING ENTERTAINMENT LTD. and NANJING WINKING ENTERTAINMENT LTD.
Note 18 :

YOUJIA (SHANGHAI) NETWORK TECHNOLOGY COMPANY LTD. have been made in the Investment Commission, MOEA and approved US$1,500 thousand. As of June 30, 2012, Due to TLC indirectly invests in YOUJIA (SHANGHAI) , TLC does not have significant influence on YOUJIA (SHANGHAI) .

Note 19 :

The investment Commission, MOEA, has approved US$9,000 thousand to invest in WAVETEK MICROELECTRONICS (SHANDONG) LIMITED. However, the company has not yet been established, the amount of investment has not yet been remitted as of June 30, 2012.

Note 20 :	UMC indirectly invests in Mainland China via investing in UMC CAPITAL CORP. by its investee company, PARADE TECHNOLOGIES, LTD. (CAYMAN) (PARADE(CAYMAN)).
Due to UMC CAPITAL CORP. only holds preferred shares on (PARADE(CAYMAN)), UMC does not have significant influence for the investments that (PARADE(CAYMAN)) made in Mainland China.
Note 21:

The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED (BEST ELITE), an equity investee. The Investment Commission, MOEA has approved to invest US$80,889 thousand in BEST ELITE's preferred stock, and US$2,824 thousand has not been remitted as of June 30, 2012. In addition, the Investment Commission, MOEA has approved to invest US$74,467 thousand in BEST ELITE's common stock.

Note 22:	UMC (BEIJING) LIMITED have been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of June 30, 2012, the amount of investment US$2,500 thousand has not yet been remitted.